FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month December, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1

OTHER NEWS

December 25, 2020

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, Company's Report on Form 6-K dated December 25, 2020 with respect to the Semi Annual Report filed with Kanto Local Bureau, Japan on December 25, 2020.

This is for your reference and records.

Yours faithfully,

For ICICI Bank Limited

Vivek Ranjan

Chief Manager

Encl : as above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited CIN: L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report
Filed with:	Director of Kanto Local Finance Bureau
Date of Filing:	December 25, 2020
For Six-month Period:	From April 1, 2020 through September 30, 2020
Corporate Name:	ICICI Bank Limited
Name and Title of Representative:	Pramod Rao Group General Counsel

Location of Registered Office:	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India
Personal Name or Corporate Name of Attorney-in-Fact	Hironori Shibata, Attorney-at-Law
Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Otemachi Park Building 1-1, Otemachi 1-chome Chiyoda-ku, Tokyo
Telephone Number:	03-6775-1039
Name of Person to Contact with:	Yoshiki Mizoguchi, Attorney-at-Law Yasuhiro Nakauchi, Attorney-at-Law Wataru Iwanaga, Attorney-at-Law
Place to Contact with:	Anderson Mori & Tomotsune Otemachi Park Building 1-1, Otemachi 1-chome Chiyoda-ku, Tokyo
Telephone Number:	03-6775-1530
Place(s) for Public Inspection:	Not applicable.

Notes:

1.	In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on a standalone basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on a standalone basis.

2.	In this document, references to "U.S. $" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain U.S. dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at November 25, 2020 as quoted by MUFG Bank, Ltd. in Tokyo (U.S. $ 1 = ¥ 104.49), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.57 based on the foreign exchange rate as announced by MUFG Bank, Ltd. in Tokyo as at November 25, 2020.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2021" refers to the year beginning on April 1, 2020 and ending at March 31, 2021.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I. CORPORATE INFORMATION			1
I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1
II.	OUTLINE OF COMPANY		2
	1.	Trends in Major Business Indices, etc.	2
	2.	Nature of Business	9
	3.	State of Affiliated Companies	9
	4.	State of Employees	9
III.	STATEMENT OF BUSINESS		9
	1.	Management Policy, Business Environment and Problems to be Coped with, etc.	9
	2.	Risks in Business, etc.	9
	3.	Management’s Analysis of Financial Condition, Operating Results and
		Statement of Cash Flows	9
	4.	Material Contracts Relating to Management, etc.	27
	5.	Research and Development Activities	27
IV.	STATEMENT OF FACILITIES		28
	1.	State of Major Facilities	28
	2.	Plan for Installation, Retirement, etc. of Facilities	28
V.	STATEMENT OF FILING COMPANY		29
	1.	State of Shares, etc.	29
	(1)	Total Number of Shares, etc.	29
		(i) Total Number of Shares	29
		(ii) Issued Shares	29
	(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	29
	(3)	Total Number of Issued Shares and Capital Stock	30
	(4)	Major Shareholders	31
	2.	Statement of Directors and Officers	35
VI.	FINANCIAL CONDITION		44
	1.	Interim Financial Statements	44
	2.	Other Information	47
	(1)	Legal and Regulatory Proceedings	47
	(2)	Subsequent Events	48
	3.	Major Differences between United States and Japanese Accounting Principles and Practices	48
	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	53
VII.	TRENDS IN FOREIGN EXCHANGE RATES
VIII.	REFERENCE INFORMATION OF FILING COMPANY		60
PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.			61
I.	INFORMATION ON GUARANTY COMPANY		61
II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY		61
III.	INFORMATION ON BUSINESS INDICES, ETC.		61

i

PART I. CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 30, 2020 for fiscal 2020.

II.       OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited and unaudited, standalone and consolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Standalone financial results

(Rs./JPY in crore)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2018	March 31, 2020	March 31, 2020	March 31, 2019
		(Unaudited)		(Unaudited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 39,546.81	JPY 62,088.49	Rs. 36,545.36	Rs. 29,827.99	Rs. 74,798.32	JPY 117,433.36	Rs. 63,401.19
	a) Interest/discount on advances/bills	28,614.58	44,924.89	27,920.42	22,493.55	57,551.11	90,355.24	47,942.62
	b) Income on investments	8,504.49	13,352.05	7,371.33	6,222.07	14,673.21	23,036.94	12,796.88
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	865.95	1,359.54	283.70	374.02	682.15	1,070.98	736.09
	d) Others	1,561.79	2,452.01	969.91	738.35	1,891.85	2,970.20	1,925.60
2.	Other income (refer note no. 7)	10,170.91	15,968.33	7,619.66	7,008.30	16,448.62	25,824.33	14,512.17
3.	TOTAL INCOME (1)+(2)	49,717.72	78,056.82	44,165.02	36,836.29	91,246.94	143,257.70	77,913.36
4.	Interest expended	20,900.97	32,814.52	20,750.50	17,308.51	41,531.25	65,204.06	36,386.40
5.	Operating expenses (e)+(f)	9,779.21	15,353.36	10,251.96	8,469.69	21,614.41	33,934.62	18,089.06
	e) Employee cost	4,133.42	6,489.47	4,094.62	3,175.25	8,271.24	12,985.85	6,808.24
	f) Other operating expenses	5,645.79	8,863.89	6,157.34	5,294.44	13,343.17	20,948.78	11,280.82
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	30,680.18	48,167.88	31,002.46	25,778.20	63,145.66	99,138.69	54,475.46
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	19,037.54	29,888.94	13,162.56	11,058.09	28,101.28	44,119.01	23,437.90
8.	Provisions (other than tax) and contingencies	10,589.22	16,625.08	6,002.60	9,965.58	14,053.24	22,063.59	19,661.14
9.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)	8,448.32	13,263.86	7,159.96	1,092.51	14,048.04	22,055.42	3,776.76
10.	Exceptional items	..	..	..	..	..	..	..
11.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)-(10)	8,448.32	13,263.86	7,159.96	1,092.51	14,048.04	22,055.42	3,776.76
12.	Tax expense (g)+(h)	1,597.84	2,508.61	4,596.97	303.18	6,117.23	9,604.05	413.46
	g) Current period tax	1,870.88	2,937.28	1,426.67	282.39	3,746.03	5,881.27	3,360.60
	h) Deferred tax adjustment	(273.04)	(428.67)	3,170.30	20.79	2,371.20	3,722.78	(2,947.14)
13.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)-(12)	6,850.48	10,755.25	2,562.99	789.33	7,930.81	12,451.37	3,363.30
14.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..

15.	NET PROFIT / (LOSS) FOR THE PERIOD (13)-(14)	6,850.48	10,755.25	2,562.99	789.33	7,930.81	12,451.37	3,363.30
16.	Paid-up equity share capital (face value Rs. 2 each)	1,379.46	2,165.75	1,292.15	1,287.24	1,294.76	2,032.77	1,289.46
17.	Reserves excluding revaluation reserves	133,154.55	209,052.64	106,269.32	101,079.76	112,091.29	175,983.33	104,029.40
18.	Analytical ratios
	i) Percentage of shares held by Government of India	0.34%	..	0.30%	0.20%	0.31%	..	0.25%
	ii) Capital adequacy ratio (Basel III)	18.47%	..	16.14%	17.84%	16.11%	..	16.89%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	10.41	16.34	3.97	1.23	12.28	19.28	5.23
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	10.30	16.17	3.91	1.22	12.08	18.97	5.17
19.	NPA Ratio [1]
	i) Gross non-performing customer assets (net of write-off)	38,989.19	61,213.03	45,638.79	54,488.96	41,409.16	65,012.38	46,291.63
	ii) Net non-performing customer assets	7,187.51	11,284.39	10,916.40	22,085.68	10,113.86	15,878.76	13,577.43
	iii) % of gross non-performing customer assets (net of write-off) to gross customer assets	5.17%	..	6.37%	8.54%	5.53%	..	6.70%
	iv) % of net non-performing customer assets to net customer assets	1.00%	..	1.60%	3.65%	1.41%	..	2.06%
20.	Return on assets (annualized)	1.23%	..	0.54%	0.19%	0.81%	..	0.39%

1.	At September 30, 2020, the percentage of gross non-performing advances (net of write-off) to gross advances was 5.63% (March 31, 2020: 6.04%, September 30, 2019: 6.90%) and net non-performing advances to net advances was 1.09% (March 31, 2020: 1.54%, September 30, 2019: 1.74%).

Consolidated segmental results of ICICI Bank Limited

(Rs./JPY in crore)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2018	March 31, 2020	March 31, 2020	March 31, 2019
		(Unaudited)		(Unaudited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 36,821.12	JPY 57,809.16	Rs. 34,958.59	Rs. 28,152.38	Rs. 72,554.24	JPY 113,910.16	Rs. 59,172.33
b	Wholesale Banking	18,775.00	29,476.75	19,577.97	15,958.21	39,942.34	62,709.47	34,168.50
c	Treasury	35,167.94	55,213.67	30,301.51	25,852.33	62,092.61	97,485.40	54,102.18
d	Other Banking	1,610.71	2,528.81	2,179.63	1,558.31	3,996.67	6,274.77	3,742.51
e	Life Insurance	17,861.36	28,042.34	17,638.38	16,182.38	39,703.81	62,334.98	36,698.77
f	General Insurance	6,190.87	9,719.67	6,117.34	5,536.94	12,374.48	19,427.93	11,152.68
g	Others	4,009.62	6,295.10	3,384.60	2,880.26	6,737.13	10,577.29	6,099.57
	Total segment revenue	120,436.62	189,085.49	114,158.02	96,120.81	237,401.28	372,720.01	205,136.54
	Less: Inter segment revenue	43,175.88	67,786.13	42,864.35	35,031.87	87,615.18	137,555.83	73,830.04
	Income from operations	77,260.74	121,299.36	71,293.67	61,088.94	149,786.10	235,164.18	131,306.50
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	5,771.00	9,060.47	4,536.59	4,166.84	8,993.02	14,119.04	8,223.12
b	Wholesale Banking	1,699.59	2,668.36	8.31	(5,360.57)	927.23	1,455.75	(10,242.34)
c	Treasury	6,517.37	10,232.27	2,265.40	2,313.97	5,171.08	8,118.60	5,340.10
d	Other Banking	288.36	452.73	779.01	188.48	1,086.79	1,706.26	591.63
e	Life Insurance	641.06	1,006.46	593.25	586.67	1,068.40	1,677.39	1,162.40
f	General Insurance	1,085.61	1,704.41	936.33	892.25	1,696.89	2,664.12	1,598.42
g	Others	1,956.66	3,071.96	1,256.17	758.53	2,385.27	3,744.87	2,014.27
	Total segment results	17,959.65	28,196.65	10,375.06	3,546.17	21,328.68	33,486.03	8,687.60
	Less: Inter segment adjustment	452.34	710.17	529.20	698.00	1,229.58	1,930.44	1,279.34
	Unallocated expenses	6,047.30	9,494.26	..	..	1,510.49	2,371.47	..
	Profit before tax and minority interest	11,460.01	17,992.22	9,845.86	2,848.17	18,588.61	29,184.12	7,408.26
3.	Segment assets
a	Retail Banking	364,641.11	572,486.54	330,218.45	274,629.71	351,341.21	551,605.70	307,155.83
b	Wholesale Banking	294,183.17	461,867.58	291,424.14	279,605.28	307,307.06	482,472.08	288,495.45
c	Treasury	473,650.66	743,631.54	341,571.54	292,632.68	413,379.14	649,005.25	333,104.97
d	Other Banking	75,842.65	119,072.96	79,073.85	77,732.27	73,452.80	115,320.90	76,525.15
e	Life Insurance	184,161.41	289,133.41	167,756.97	148,213.83	155,710.49	244,465.47	162,699.92
f	General Insurance	37,868.07	59,452.87	34,886.08	30,594.96	36,599.06	57,460.52	32,950.45
g	Others	43,035.95	67,566.44	38,880.83	31,404.68	37,894.74	59,494.74	31,490.95
h	Unallocated	16,505.99	25,914.40	18,022.01	15,665.61	16,195.02	25,426.18	21,124.56
	Total	1,489,889.01	2,339,125.75	1,301,833.87	1,150,479.02	1,391,879.52	2,185,250.85	1,253,547.28
	Less: Inter segment adjustment	13,875.31	21,784.24	13,644.15	13,536.74	14,587.29	22,902.05	14,753.39
	Total segment assets	1,476,013.70	2,317,341.51	1,288,189.72	1,136,942.28	1,377,292.23	2,162,348.80	1,238,793.89
4.	Segment liabilities
a	Retail Banking	623,628.40	979,096.59	523,595.45	440,803.87	573,246.77	899,997.43	488,976.00
b	Wholesale Banking	242,783.86	381,170.66	198,247.93	140,666.06	230,712.86	362,219.19	187,478.42
c	Treasury	164,790.95	258,721.79	173,257.09	201,306.65	189,938.38	298,203.26	189,732.88
d	Other Banking	60,624.11	95,179.85	65,367.14	62,622.12	60,562.11	95,082.51	62,755.05
e	Life Insurance	176,102.67	276,481.19	160,602.20	141,554.13	148,643.69	233,370.59	155,884.72
f	General Insurance	31,175.63	48,945.74	29,512.46	25,546.32	31,336.69	49,198.60	27,742.96
g	Others	37,200.09	58,404.14	33,975.01	27,000.80	32,968.47	51,760.50	26,723.84
h	Unallocated	7,557.80	11,865.75	..	..	1,510.49	2,371.47	..
	Total	1,343,863.51	2,109,865.71	1,184,557.28	1,039,499.95	1,268,919.46	1,992,203.55	1,139,293.87
	Less: Inter segment adjustment	13,875.31	21,784.24	13,644.15	13,536.74	14,587.29	22,902.05	14,753.39
	Total segment liabilities	1,329,988.20	2,088,081.47	1,170,913.13	1,025,963.21	1,254,332.17	1,969,301.51	1,124,540.48
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(258,987.29)	(406,610.05)	(193,377.00)	(166,174.16)	(221,905.56)	(348,391.73)	(181,820.17)
b	Wholesale Banking	51,399.31	80,696.92	93,176.21	138,939.22	76,594.20	120,252.89	101,017.03
c	Treasury	308,859.71	484,909.74	168,314.45	91,326.03	223,440.76	350,801.99	143,372.09
d	Other Banking	15,218.54	23,893.11	13,706.71	15,110.15	12,890.69	20,238.38	13,770.10
e	Life Insurance	8,058.74	12,652.22	7,154.77	6,659.70	7,066.80	11,094.88	6,815.20
f	General Insurance	6,692.44	10,507.13	5,373.62	5,048.64	5,262.37	8,261.92	5,207.49
g	Others	5,835.86	9,162.30	4,905.82	4,403.88	4,926.27	7,734.24	4,767.11
h	Unallocated	8,948.19	14,048.66	18,022.01	15,665.61	14,684.53	23,054.71	21,124.56
	Total capital employed	Rs. 146,025.50	JPY 229,260.04	Rs. 117,276.59	Rs. 110,979.07	Rs. 122,960.06	JPY 193,047.29	Rs. 114,253.41

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with the Reserve Bank of India circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Indian Accounting Standards by Listed Entities.

2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.

8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 31, 2020. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial statements for the six months ended September 30, 2020.

2.	The financial statements have been prepared in accordance with Accounting Standard 25 on 'Interim Financial Reporting' as prescribed under Companies Act 2013.

3.	Since the first quarter of the calendar year 2020, the Covid-19 pandemic has impacted most countries, including India. The Government of India initiated a nation-wide lock-down from March 25, 2020 which was further extended until May 31, 2020. A gradual and calibrated easing of lock-down measures has started from June 2020. Since the easing of lock-down measures, there has been a gradual pick-up in economic activity and growth in high frequency economic indicators is improving.
During the six months ended September 30, 2020, the loan growth was impacted due to lower credit demand and fee income declined due to lower borrowing and investment activity by customers and lower consumer spends. The slowdown in the economy is expected to result in higher additions to non-performing loans and increase in provisions.
During the three months ended June 30, 2020, the Bank made an additional Covid-19 related provision amounting to Rs. 5,550.00 crore and held a total of Rs. 8,275.00 crore of such provisions at June 30, 2020. During the three months ended September 30, 2020, the Bank has made contingency provision amounting to Rs. 497.30 crore for borrower accounts, which were not classified as non-performing pursuant to the interim order of the Supreme Court. During the six months ended September 30, 2020, the Bank has not utilized Covid-19 related provision made in the earlier periods. Accordingly, the Bank held aggregate Covid-19 related provision of Rs. 8,772.30 crore at September 30, 2020. This additional provision made by the Bank is more than the requirement as per the Reserve Bank of India’s guideline dated April 17, 2020.
The impact of the Covid-19 pandemic on the Bank and the Group is uncertain and will depend on the ongoing spread of Covid-19, the effectiveness of current and future steps taken by governments and central banks to mitigate the economic impact, steps taken by the Bank and the Group and the time it takes for economic activities to return to pre-pandemic levels. The Bank’s capital and liquidity position is strong and would continue to be the focus area for the Bank during this period.

4.	With an intention to mitigate the burden of debt servicing brought about by disruptions on account of Covid-19 pandemic and to ensure the continuity of viable businesses, the Reserve Bank of India through its circular dated March 27, 2020 permitted banks to grant a moratorium to their customers on the payment of instalments and/or interest, falling due between March 1, 2020 and May 31, 2020. This period was extended by the Reserve Bank of India till August 31, 2020 through its circular dated May 23, 2020. The Bank had accordingly extended the moratorium option to its borrowers in accordance with its Board approved policies. The disclosure as required by the Reserve Bank of India circular dated April 17, 2020 on Covid-19 regulatory package - asset classification and provisioning for the six months ended September 30, 2020 is given below:

Rs. in crore

Particulars	Amount
Respective amounts in SMA/overdue categories, where the moratorium/deferment was extended in terms of paragraph 2 and 3 of the circular (At March 31, 2020) [1]	14,564.15
Of the above, respective amounts where asset classification benefits is extended [2]	2,405.67
Provision made during the period [3]	Nil
Provisions adjusted against slippages during the period ended	Nil
Residual provision held at period-end [3]	2,725.00

1.	Represents borrowers which were overdue but standard at February 29, 2020 and continued to be overdue till March 31, 2020.

2.	At September 30, 2020.

3.	Total Covid-19 related provision held at September 30, 2020: Rs. 8,772.30 crore (March 31, 2020: Rs. 2,725.00 crore). The provision made by the Bank was more than the requirement under the Reserve Bank of India’s guidelines.

5.	During the three months ended September 30, 2020, the Bank issued 418,994,413 equity shares of a face value Rs. 2 each at a price of Rs. 358 per equity share including a premium of Rs. 356 per equity share, aggregating to Rs. 15,000.00 crore through Qualified Institutions Placement. Further, during the three months ended September 30, 2020, the Bank has allotted 1,248,336 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

6.	The Supreme Court, in a writ petition through its interim order dated September 3, 2020 has directed that accounts which were not declared as NPA till August 31, 2020 shall not be declared as NPA till further orders. The Bank has not classified such borrower accounts as NPA at September 30, 2020. If these borrower accounts were classified as NPA by the Bank, the pro forma gross NPA ratio and net NPA ratio (based on customer assets), would have been 5.36% and 1.12% respectively at September 30, 2020.
The Bank has made contingency provision on these borrower accounts at September 30, 2020. This provision is included as Covid-19 related provision.

7.	During the three months ended September 30, 2020, the Bank sold equity shares representing 2.00% in ICICI Securities Limited for a total consideration of Rs. 309.83 crore. The sale resulted in net gain (after sale related expenses) of Rs. 305.01 crore in standalone financial results and Rs. 280.13 crore in consolidated financial results for the three months ended September 30, 2020.
During the three months ended June 30, 2020, the Bank sold equity shares representing 3.96% in ICICI Lombard General Insurance Company Limited and 1.50% in ICICI Prudential Life Insurance Company Limited for a total consideration of Rs. 3,092.93 crore. The sale resulted in net gain (after sale related expenses) of Rs. 3,036.29 crore in standalone financial results and Rs. 2,715.87 crore in consolidated financial results for the three months ended June 30, 2020.

8.	In accordance with the Reserve Bank of India’s guidelines on 'Basel III Capital Regulations', read together with the Reserve Bank of India circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2020, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

10.	The above standalone and consolidated financial results have been reviewed/audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants.

11.	Rs. 1 crore = Rs. 10.0 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 30, 2020 for fiscal 2020.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 30, 2020 for fiscal 2020.

4.	State of Employees

At September 30, 2020, we had 92,127 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Management Policy, Business Environment and Problems to be Coped with, etc.

There has been no material change since the last ASR filed on September 30, 2020 for fiscal 2020.

2.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 30, 2020 for fiscal 2020.

3.	Management’s Analysis of Financial Condition, Operating Results and Statement of Cash Flows

Since the first quarter of Current Year 2020, the Covid-19 pandemic has impacted most countries, including India. The Government of India initiated a nation-wide lock-down from March 25, 2020 which was further extended until May 31, 2020. A gradual and calibrated easing of lock-down measures has started from June 2020. Since the easing of lockdown measures, there has been a gradual pick-up in economic activity and the trend in high frequency economic indicators is improving. During the six months ended September 30, 2020, the loan growth was impacted due to lower credit demand and fee income declined due to lower borrowing and investment activity by customers and lower consumer spends. The slowdown in the economy is expected to result in higher additions to non-performing loans and increase in provisions.

With an intention to mitigate the burden of debt servicing brought about by disruptions on account of Covid-19 pandemic and to ensure the continuity of viable businesses, the Reserve Bank of India through its circular dated March 27, 2020 permitted banks to grant a moratorium to their customers on the payment of instalments and/or interest, falling due between March 1, 2020 and May 31, 2020. This period was extended by Reserve Bank of India till August 31, 2020 through its circular dated May 23, 2020. We had accordingly extended the moratorium option to its borrowers in accordance with our

Board approved policies. During the three months ended June 30, 2020, we made an additional Covid-19 related provision amounting to Rs. 55.50 billion and held a total of Rs. 82.75 billion of such provisions at June 30, 2020. The Supreme Court, in a writ petition through its interim order dated September 3, 2020 directed that accounts which were not declared as non-performing assets till August 31, 2020 shall not be declared as non-performing assets till further orders. We have not classified such borrower accounts as non-performing assets at September 30, 2020. During the three months ended September 30, 2020, we made contingency provision amounting to Rs. 4.97 billion for such borrower accounts. This provision is included in Covid-19 related provision. During the six months ended September 30, 2020, we have not utilized Covid-19 related provision made in the earlier periods. Accordingly, we held aggregate Covid-19 related provision of Rs. 87.72 billion at September 30, 2020. This additional provision made by us is more than the requirement as per the Reserve Bank of India guideline dated April 17, 2020.

The following discussion is based on our unaudited standalone financial results for the six months ended September 30, 2020.

Profit after tax increased from Rs. 25.63 billion in the six months ended September 30, 2019 to Rs. 68.50 billion in the six months ended September 30, 2020 primarily due to an increase in income from treasury-related activities and net interest income, offset, in part, by an increase in provisions and a decrease in fee income.

Net interest income increased by 18.1% from Rs. 157.94 billion in the six months ended September 30, 2019 to Rs. 186.46 billion in the six months ended September 30, 2020, reflecting an increase of 17.7% in the average volume of interest-earning assets.

Fee income decreased by 19.5% from Rs. 65.17 billion in the six months ended September 30, 2019 to Rs. 52.43 billion in the six months ended September 30, 2020. Fee income in the six months ended September 30, 2020 was impacted due to lower borrowing and investment activity by customers and lower consumer spends caused by lockdown measures announced by the Government of India, after the outbreak of Covid-19 pandemic, resulting in lower economic activities.

Non-interest expense decreased by 4.6% from Rs. 102.52 billion in the six months ended September 30, 2019 to Rs. 97.79 billion in the six months ended September 30, 2020 due to decline in lending and other business related activities.

Income from treasury-related activities increased from Rs. 5.20 billion in the six months ended September 30, 2019 to Rs. 43.05 billion in the six months ended September 30, 2020. Gain on government securities and other fixed income portfolio increased from Rs. 6.50 billion in the six months ended September 30, 2019 to Rs. 10.10 billion in the six months ended September 30, 2020. In the six months ended September 30, 2020, we made a gain (net of expenses) of Rs. 33.41 billion on sale of equity shares in our subsidiaries namely ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.

Provisions and contingencies (excluding provisions for tax) increased by 76.4% from Rs. 60.03 billion in the six months ended September 30, 2019 to Rs. 105.89 billion in the six months ended September 30, 2020 primarily due to Covid-19 related provision of Rs. 60.47 billion made in the six months ended September 30, 2020. Provision for advances, other than Covid-19 related provision, decreased from Rs. 49.90 billion in the six months ended September 30, 2019 to Rs. 41.73 billion in the six months ended September 30, 2020. We granted an option of moratorium to borrowers in accordance with the Reserve Bank of India’s guidelines. Further, asset classification benefits was extended to borrowers to whom moratorium was extended, in terms of the Reserve Bank of India’s guidelines, resulting in lower additions to non-performing assets in the six months ended September 30, 2020. The net non-performing asset ratio decreased from 1.60% at September 30, 2019 to 1.00% at September 30, 2020. The provision coverage ratio increased from 76.1% at September 30, 2019 to 81.5% at September 30, 2020.

The income tax expense decreased from Rs. 45.97 billion in the six months ended September 30, 2019 to Rs. 15.98 billion in the six months ended September 30, 2020. The effective tax rate decreased from 64.2% in the six months ended September 30, 2019 to 18.9% in the six months ended September 30, 2020. The income-tax expense in the six months ended September 30, 2019 included the impact of re-measurement of accumulated deferred tax asset which resulted in a one-time additional charge.

Total assets increased by 16.6% from Rs. 9,970.11 billion at September 30, 2019 to Rs. 11,629.71 billion at September 30, 2020. Total advances increased by 6.4% from Rs. 6,133.59 billion at September 30, 2019 to Rs. 6,526.08 billion at September 30, 2020. Domestic advances increased by 10.3% from Rs. 5,533.24 billion at September 30, 2019 to Rs. 6,102.79 billion at September 30, 2020. Total deposits increased by 26.1% from Rs. 6,962.73 billion at September 30, 2019 to Rs. 8,329.36 billion at September 30, 2020. Term deposits increased by 26.1% from Rs. 3,712.73 billion at September 30, 2019 to Rs. 4,683.56 billion at September 30, 2020. Savings account deposits increased by 11.5% from Rs. 2,305.69 billion at September 30, 2019 to Rs. 2,570.63 billion at September 30, 2020. Current account deposits increased by 13.9% from Rs. 944.31 billion at September 30, 2019 to Rs. 1,075.17 billion at September 30, 2020. The current and savings account ratio (current and savings account deposits to total deposits) was 43.8% at September 30, 2020 compared to 46.7% at September 30, 2019. We further strengthened our balance sheet by raising Rs. 150.00 billion of equity capital in August 2020 through Qualified Institutions Placement issue.

At September 30, 2020, we had 5,288 branches and extension counters and 15,158 ATMs as compared to 5,228 branches and extension counters and 15,159 ATMs at September 30, 2019.

In accordance with the Reserve Bank of India guidelines on Basel III, the total capital adequacy ratio on a standalone basis was 18.47% at September 30, 2020, with Tier-1 capital adequacy ratio of 17.02% (excluding retained earnings for the six months ended September 30, 2020) and Common Equity Tier-1 capital adequacy ratio of 15.67% (excluding retained earnings for the six months ended September 30, 2020) as compared to 16.11% at March 31, 2020, with Tier-1 capital adequacy ratio of 14.72% and Common Equity Tier-1 capital adequacy ratio of 13.39%. Including retained earnings for the six months ended September 30, 2020, the total capital adequacy ratio on a standalone basis would have been 19.33%, Tier-1 capital adequacy ratio would have been 17.89% and Common Equity Tier-1 capital adequacy ratio would have been 16.54% at September 30, 2020.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2019		2020		2020		2020/2019 % change
	(in million, except percentages)
Interest income	Rs.	365,453.6	Rs.	395,468.1	JPY	620,884.9	8.2%
Interest expense	Rs.	(207,505.0)	Rs.	(209,009.7)	JPY	(328,145.2)	0.7%
Net interest income(1)	Rs.	157,948.6	Rs.	186,458.4	JPY	292,739.7	18.1%

___________________

(1)	Includes interest and amortisation of premium/discount on non-trading interest rate swaps and foreign exchange currency swaps.

Net interest income increased by 18.1% from Rs. 157.95 billion in the six months ended September 30, 2019 to Rs. 186.46 billion in the six months ended September 30, 2020, reflecting an increase of 17.7% in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin remained stable at 3.63% in the six months ended September 30, 2019 and September 30, 2020. The yield on average interest-earning assets decreased by 70 basis points from 8.40% in the six months ended September 30, 2019 to 7.70% in the six months ended September 30, 2020. The cost of funds decreased by 73 basis points from 5.21% in the six months ended September 30, 2019 to 4.48% in the six months ended September 30, 2020. The interest spread increased by 3 basis points from 3.19% in the six months ended September 30, 2019 to 3.22% in the six months ended September 30, 2020.

The net interest margin of domestic operations decreased by 11 basis points from 3.92% in the six months ended September 30, 2019 to 3.81% in the six months ended September 30, 2020 primarily due to a decrease in yield on interest-earning assets, offset, in part, by a decrease in cost of funds. The yield on domestic interest-earning assets decreased by 84 basis points from 8.79% in the six months ended September 30, 2019 to 7.95% in the six months ended September 30, 2020 primarily due to the impact of significant monetary easing by the Reserve Bank of India post Covid-19 pandemic, increase in average investments portfolio, liquidity adjustment facility and other short-term lending due to surplus liquidity and lower lending opportunities, a decrease in yield on advances and investments and a decrease in interest on income tax refund. The cost of domestic funds decreased by 78 basis points from 5.37% in the six months ended September 30, 2019 to 4.59% in the six months ended September 30, 2020 primarily due to the decline in interest rates over the last one year.

The net interest margin of overseas branches decreased by 8 basis points from 0.37% in the six months ended September 30, 2019 to 0.29% in the six months ended September 30, 2020 primarily due to a decrease in yield on interest-earning assets, offset, in part, by a decrease in cost of funds. The yield on overseas interest-earning assets decreased by 141 basis points from 3.99% in the six months ended September 30, 2019 to 2.58% in the six months ended September 30, 2020 primarily due to a decrease in yield on advances on account of a decrease in London inter-bank offered rate. The cost of overseas funds decreased by 136 basis points from 3.56% in the six months ended September 30, 2019 to 2.20% in the six months ended September 30, 2020 primarily due to a decrease in cost of term borrowings and a decrease in average bond borrowings, which are relatively high cost.

The yield on average interest-earning assets decreased by 70 basis points from 8.40% in the six months ended September 30, 2019 to 7.70% in the six months ended September 30, 2020 primarily due to the following factors:

•	The yield on domestic advances decreased by 43 basis points from 10.03% in the six months ended September 30, 2019 to 9.60% in the six months ended September 30, 2020 due to a decrease in yield on both corporate and retail advances. The yield on domestic advances decreased primarily due to incremental lending at lower rates, reduction in Reserve Bank of India policy repo rate and reduction in marginal cost of funds-based lending rates leading to re-pricing of existing floating rate loans to a lower rate.

Our 1-year marginal cost of funds-based lending rates decreased by 65 basis points in phases during fiscal 2020. Further, there was a reduction in the 1-year marginal cost of funds-based lending rates by 75 basis points between April 2020 to September 2020. In accordance with the Reserve Bank of India guidelines, effective from October 1, 2019, we shifted from the internal benchmark-linked marginal cost of funds based lending rate to an external benchmark, the repo rate, for all new floating rate retail loans. The Reserve Bank of India reduced the repo rate by 75 basis points from 5.15% in February 2020 to 4.40% in March 2020. The repo rate was further reduced by 40 basis points to 4.00% in May 2020.

The yield on overseas advances decreased by 152 basis points from 4.35% in the six months ended September 30, 2019 to 2.83% in the six months ended September 30, 2020 due to a decrease in London inter-bank offered rate. The overall yield on average advances decreased by 35 basis points from 9.44% in the six months ended September 30, 2019 to 9.09% in the six months ended September 30, 2020 primarily due to a decrease in yield on domestic and overseas advances, offset, in part, by an increase in proportion of domestic advances in total advances.

•	The yield on average interest-earning investments decreased by 85 basis points from 7.23% in the six months ended September 30, 2019 to 6.38% in the six months ended September 30, 2020. The yield on investment in government securities decreased by 88 basis points from 7.24% in in the six months ended September 30, 2019 to 6.36% in the six months ended September 30, 2020. This was primarily due to significant easing of monetary conditions by the Reserve Bank of India post Covid-19 pandemic, leading to new investment in government securities at lower yield and reset of interest on floating rate bonds at lower levels. The yield on investment in non-government securities decreased by 72 basis points from 7.17% in the six months ended September 30, 2019 to 6.45% in the six months ended September 30, 2020 primarily due to a decrease in yield on bonds and debentures, commercial papers and certificate of deposits, offset, in part, by an increase in average investment portfolio of bonds and debentures which are relatively high yielding.

•	The yield on other interest-earning assets increased by 36 basis points from 3.33% in the six months ended September 30, 2019 to 3.69% in the six months ended September 30, 2020 primarily due to a decrease in average balance with Reserve Bank of India which does not earn any interest and increase in average short-term lending, offset, in part, by a decrease in interest on income tax refund.

Interest on income tax refund decreased from Rs. 2.26 billion in the six months ended September 30, 2019 to Rs. 0.50 billion in the six months ended September 30, 2020. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds decreased by 73 basis points from 5.21% in the six months ended September 30, 2019 to 4.48% in the six months ended September 30, 2020 primarily due to the following factors:

•	The cost of average deposits decreased by 70 basis points from 5.07% in the six months ended September 30, 2019 to 4.37% in the six months ended September 30, 2020 primarily due to a decrease in cost of domestic term deposits and cost of savings account deposits, offset, in part, by a decrease in the proportion of average current account and savings account deposits in total deposits.

The cost of average domestic term deposits decreased by 110 basis points from 6.86% in the six months ended September 30, 2019 to 5.76% in the six months ended September 30, 2020. We decreased retail term deposits rates on select maturities in phases during fiscal 2020 and in the six months ended September 30, 2020.

The cost of savings account deposits decreased by 40 basis points from 3.63% in the six months ended September 30, 2019 to 3.23% in the six months ended September 30, 2020 primarily due to a reduction in interest rate on savings account deposits by 50 basis points in two tranches during the six months ended September 30, 2020.

The average current account and savings account deposits as a percentage of total deposits decreased from 42.8% in the six months ended September 30, 2019 to 40.7% in the six months ended September 30, 2020.

•	The cost of borrowings decreased by 73 basis points from 5.75% in the six months ended September 30, 2019 to 5.02% in the six months ended September 30, 2020 primarily due to a decrease in cost of call and term money borrowings, cost of refinance borrowings and a decrease in bond borrowings which are relatively at higher cost.

Our interest income, yield on advances, net interest income and net interest margin are likely to be impacted by systemic liquidity, the competitive environment, regulatory developments and uncertainties and the economic slowdown due to the Covid-19 pandemic. The timing and quantum of recoveries and interest on income tax refund is uncertain.

The Reserve Bank of India amended the Master direction on “Interest rate on advances” through circulars dated September 4, 2019 and February 26, 2020 and mandated banks to link all new floating rate personal or retail loans (such as housing and auto loans), floating rate loans to micro and small enterprises from October 1, 2019 and floating rate loans to medium enterprises from April 1, 2020 to an external benchmark. The existing borrowers, under the above categories, have the option to convert to external benchmark linked pricing as per the extant Reserve Bank of India guidelines. Differential movement in the external benchmark rates vis-à-vis our cost of funds may impact our net interest income and net interest margin.

Interest-Earning Assets

Average interest-earning assets increased by 17.7% from Rs. 8,705.95 billion in the six months ended September 30, 2019 to Rs. 10,247.28 billion in the six months ended September 30, 2020. The increase in average interest-earning assets was primarily on account of an increase in average interest-earning investments by Rs. 618.51 billion, average other interest-earning assets by Rs. 558.10 billion and average advances by Rs. 364.73 billion.

Average advances increased by 6.2% from Rs. 5,912.41 billion in the six months ended September 30, 2019 to Rs. 6,277.14 billion in the six months ended September 30, 2020 due to an increase in domestic advances, offset, in part, by a decrease in overseas advances.

Average interest-earning investments increased by 30.3% from Rs. 2,040.41 billion in the six months ended September 30, 2019 to Rs. 2,658.92 billion in the six months ended September 30, 2020. Average interest-earning investment in government securities increased by 38.2% from Rs. 1,551.51 billion in the six months ended September 30, 2019 to Rs. 2,143.90 billion in the six months ended September 30, 2020 primarily reflecting a large part of the surplus liquidity invested in government securities. Average interest-earning investment in non-government securities increased from Rs. 488.90 billion in the six months ended September 30, 2019 to Rs. 515.02 billion in the six months ended September 30, 2020.

Average other interest-earning assets increased by 74.1% from Rs. 753.13 billion in the six months ended September 30, 2019 to Rs. 1,311.22 billion in the six months ended September 30, 2020 primarily due to an increase in liquidity adjustment facility lending with Reserve Bank of India, balance with other banks and term money lent, offset, in part, by a decrease in balance with Reserve Bank of India.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 16.8% from Rs. 7,968.88 billion in the six months ended September 30, 2019 to Rs. 9,304.13 billion in the six months ended September 30, 2020 due to an increase in average deposits by Rs. 1,409.67 billion.

Average deposits increased by 22.2% from Rs. 6,350.11 billion in the six months ended September 30, 2019 to Rs. 7,759.78 billion in the six months ended September 30, 2020 due to an increase in average term deposits by Rs. 972.69 billion and average current account and savings account deposits by Rs. 436.98 billion.

Average borrowings decreased by 4.6% from Rs. 1,618.77 billion in the six months ended September 30, 2019 to Rs. 1,544.35 billion in the six months ended September 30, 2020 primarily due to a decrease in bond borrowings, term money borrowing and refinance borrowing, offset, in part, by an increase in Reserve Bank of India borrowings and call money borrowings.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
							2020/2019
Particulars	2019		2020		2020		% change
		(in million, except percentages)
Fee income(1)	Rs.	65,148.2	Rs.	52,428.8	JPY	82,313.2	(19.5)%
Income from treasury-related activities(2)		5,206.9		43,049.7		67,588.0	-
Dividend from subsidiaries		5,681.7		5,211.8		8,182.5	(8.3)%
Other income (including lease income)		159.8		1,018.8		1,599.5	-
Total non-interest income	Rs.	76,196.6	Rs.	101,709.1	JPY	159,683.3	33.5%

___________

(1)	Includes merchant foreign exchange income and margin on customer derivative transactions.

(2)	Includes profit/loss on sale and revaluation of investments and foreign exchange gain/loss.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income. The non-interest income increased by 33.5% from Rs. 76.20 billion in the six months ended September 30, 2019 to Rs. 101.70 billion in the six months ended September 30, 2020 primarily due to an increase in income from treasury related activities, offset, in part, by a decrease in fee income.

Fee Income

Fee income primarily includes fees from the retail products such as loan processing fees, fees from credit cards business, account service charges and third party referral fees and fees from the corporate sector such as loan processing fees and transaction banking fees.

Fee income for the six months ended September 30, 2020 was impacted due to lower borrowing and investment activity by customers and lower consumer spends caused by lockdown measures announced by the Government of India, after the outbreak of Covid-19 pandemic, resulting in lower economic activities.

Fee income decreased by 19.5% from Rs. 65.15 billion in the six months ended September 30, 2019 to Rs. 52.43 billion in the six months ended September 30, 2020 primarily due to a decrease in fees from credit card business, retail lending linked fees and income from forex and derivatives products.

Profit/(loss) on Treasury-related Activities (net)

Income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts issued by asset reconstruction companies.

Income from treasury-related activities increased from Rs. 5.21 billion in the six months ended September 30, 2019 to Rs. 43.05 billion in the six months ended September 30, 2020. In the six months ended September 30, 2020, we made a gain of Rs. 33.41 billion on sale of equity shares in our subsidiaries namely ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.

Income from our government securities portfolio and other fixed income positions increased from Rs. 6.50 billion in the six months ended September 30, 2019 to Rs. 10.10 billion in the six months ended September 30, 2020 primarily due to decline in interest rates. The yield on 10-year government securities decreased by 15 basis points from 6.14% at March 31, 2020 to 5.99% at June 30, 2020 (September 30, 2020: 6.13%).

Dividend from Subsidiaries

Dividend from subsidiaries decreased by 8.3% from Rs. 5.68 billion in the six months ended September 30, 2019 to Rs. 5.21 billion in the six months ended September 30, 2020. The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries:

	Six months ended September 30,
Particulars	2019		2020		2020
		(in million)
ICICI Prudential Life Insurance Company Limited	Rs.	1,176.6	Rs.	-	JPY	-
ICICI Securities Limited		1,454.7		1,722.7		2,704.6
ICICI Lombard General Insurance Company Limited		888.5		-		-
ICICI Prudential Asset Management Company Limited		1,580.0		1,800.5		2,826.8
ICICI Securities Primary Dealership Limited		537.8		1,688.1		2,650.3
ICICI Venture Funds Management Company Limited		0.0		-		-
ICICI Prudential Trust Limited		0.0		0.4		0.6
ICICI Home Finance Company Limited		44.1		-		-
Total dividend	Rs.	5,681.7	Rs.	5,211.8	JPY	8,182.5

1.	In line with the Insurance Regulatory and Development Authority guideline asking insurers to conserve capital, ICICI Lombard General Insurance Company Limited and ICICI Prudential Life Insurance Company Limited have not recommended any final dividend for fiscal 2020. As a result, dividend income from subsidiaries is expected to be lower in fiscal 2021.

Other Income

Other income increased from Rs. 0.16 billion in the six months ended September 30, 2019 to Rs. 1.01 billion in the six months ended September 30, 2020. Other income includes gain of Rs. 0.88 billion in the six months ended September 30, 2020 on redemption of units of mutual funds.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Employee expenses	Rs.	40,946.2	Rs.	41,334.2	JPY	64,894.7	0.9%
Depreciation on assets (including leased assets)		4,475.2		5,189.2		8,147.0	16.0
Other administrative expenses		57,098.2		51,268.7		80,491.9	(10.2)
Total non-interest expenses	Rs.	102,519.6	Rs.	97,792.1	JPY	153,533.6	(4.6)%

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses decreased by 4.6% from Rs. 102.52 billion in the six months ended September 30, 2019 to Rs. 97.79 billion in the six months ended September 30, 2020.

Employee Expenses

Employee expenses increased by 0.9% from Rs. 40.95 billion in the six months ended September 30, 2019 to Rs. 41.33 billion in the six months ended September 30, 2020 primarily due to an increase in payroll cost, an increase in provision for performance bonus and performance-linked retention pay, offset, in part, by a decrease in provision for retirement benefit obligations primarily due to movement in discount rates linked to yield on government securities and write-back of provision towards half yearly dearness allowance.

Depreciation

Depreciation on fixed assets increased by 15.0% from Rs. 4.48 billion in the six months ended September 30, 2019 to Rs. 5.15 billion in the six months ended September 30, 2020.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses decreased by 10.2% from Rs. 57.10 billion in the six months ended September 30, 2019 to Rs. 51.27 billion in the six months ended September 30, 2020 primarily reflecting lower lending and other business activities due to lock-down measures implemented by the Government of India, post outbreak of Covid-19 pandemic. Other administrative expenses are likely to increase in future quarters as lending and other business activities increase from the current levels.

We use marketing agents, called direct marketing agents or associates, for sourcing retail loan customers, in addition to our branch network and in-house sales teams. We include commissions paid to these marketing agents in non-interest expense. In line with the Reserve Bank of India guidelines, these commissions are expensed upfront and not amortized over the life of the loan. Direct marketing agency expenses decreased from Rs. 8.69 billion in the six months ended September 30, 2019 to Rs. 5.59 billion in the six months ended September 30, 2020 primarily due to lower disbursements across various products during the lockdown period.

Number of branches increased from 5,228 at September 30, 2019 to 5,288 at September 30, 2020 (at March 31, 2020: 5,324).

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs.	2,270.7	Rs.	(1,595.4)	JPY	(2,504.8)	-
Provision for non-performing and other assets		49,898.8		41,722.5		65,504.3	(16.4)%
Provision for standard assets		2,089.4		1,684.8		2,645.1	(19.36)
Covid-19 related provision		-		60,470.0		94,937.9	-
Others		5,767.1		3,610.3		5,668.2	-
Total provisions and contingencies	Rs.	60,026.0	Rs.	105,892.2	JPY	166,250.8	76.4%

Provisions and contingencies (excluding provisions for tax) increased from Rs. 60.03 billion in the six months ended September 30, 2019 to Rs. 105.89 billion in the six months ended September 30, 2020 primarily due to Covid-19 related provision of Rs. 60.47 billion made in the six months ended September 30, 2020.

Provision for advances, excluding Covid-19 related provision, decreased from Rs. 49.90 billion in the six months ended September 30, 2019 to Rs. 41.73 billion in the six months ended September 30, 2020. We granted option of moratorium to borrowers in accordance with the Reserve Bank of India’s guidelines. Further, the asset classification benefits were extended to borrowers to whom moratorium was extended, in terms of the Reserve Bank of India’s guidelines, resulting in lower additions to non-performing assets in the six months ended September 30, 2020.

Provision for investments decreased from Rs. 2.27 billion in the six months ended September 30, 2019 to a write-back of Rs. 1.60 billion in the six months ended September 30, 2020. In the six months ended September 30, 2020, there was a write-back of provision on equity shares, offset, in part, by provision on preference shares and debentures.

Provision for standard assets decreased from Rs. 2.09 billion in the six months ended September 30, 2019 to Rs. 1.68 billion in the six months ended September 30, 2020. The cumulative general provision (excluding Covid-19 related provision) held at September 30, 2020 was Rs. 35.29 billion (September 30, 2019: Rs. 30.92 billion).

During the three months ended June 30, 2020, we made an additional Covid-19 related provision amounting to Rs. 55.50 billion. Further, during three months ended September 30, 2020, we made contingency provision amounting to Rs. 4.97 billion for borrower accounts, which were not classified as non-performing pursuant to the interim order of the Supreme Court. During the six months ended September 30, 2020, we have not utilized Covid-19 related provision made in the earlier periods. Accordingly, we held aggregate Covid-19 related provision of Rs. 87.72 billion at September 30, 2020. This additional provision is more than the requirement as per the Reserve Bank of India guideline dated April 17, 2020.

Restructured Loans and Non-performing Assets

We classify our assets as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days; and in respect of bills, if the account remains overdue for more than 90 days. The Reserve Bank of India guidelines also require an asset to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by us within stipulated timelines and certain other non-financial parameters. In respect of borrowers where loans and advances made by overseas branches are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the Reserve Bank of India guidelines, the amount outstanding in the host country is classified as non-performing.

In accordance with the Reserve Bank of India circular dated April 17, 2020, the moratorium granted to certain borrowers is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. The moratorium granted to the borrowers is not accounted as restructuring of loan.

The Reserve Bank of India has separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it fails to commence operations within 12 months from the documented date of such commencement.

The Reserve Bank of India also has separate guidelines for restructured loans. Up to March 31, 2015, a fully secured standard asset could be restructured by re-scheduling of principal repayments and/or the interest element, but had to be separately disclosed as a restructured asset. The diminution in the fair value of the restructured loan, if any, measured in present value terms, was either written off or a provision was made to the extent of the diminution involved. Similar guidelines applied for restructuring of sub-standard loans. Loans restructured after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-scheduling of principal repayments and/or the interest element are classified as non-performing. For such loans, the diminution in the fair value of the loan, if any, measured in present value terms, has to be provided for in addition to the provisions applicable to non-performing loans.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

			At
	September 30, 2019		March 31, 2020		September 30, 2020		2020/2019 % change
	(in millions, except percentages)
Gross non-performing assets	Rs.	456,387.9	Rs.	414,091.6	Rs.	389,891.9	(14.57)%
Provisions for non-performing assets		(347,223.9)		(312,952.9)		(318,016.8)	(8.41)%
Net non-performing assets	Rs.	109,164.0	Rs.	101,138.7	Rs.	71,875.1	(34.16)%
Gross customer assets		7,169,385.1		7,482,254.9		7,540,740.1	5.18
Net customer assets		6,819,175.6		7,166,736.3		7,221,463.5	5.90
Gross non-performing assets as a percentage of gross customer assets		6.37%		5.53%		5.17%
Net non-performing assets as a percentage of net customer assets		1.60%		1.41%		1.00%

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and slow progress in reducing leverage in the corporate sector. Further, the Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes. In case the resolution plan was not finalized within specified timeframes, these borrowers would be required to be liquidated under this code. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers.

The additions to non-performing assets of the banking sector, including us, moderated since fiscal 2019. A few large accounts referred under the Insolvency and Bankruptcy Code were also resolved. However, challenges emerged in some sectors and specific corporate/promoter groups during fiscal 2019 and fiscal 2020. The non-banking financial companies and housing finance companies faced significant pressures from mid-2018, following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. Several measures were announced by the government and the Reserve Bank of India to enhance availability of funds to the sector in terms of additional liquidity support and partial credit enhancement. However, a large housing finance company defaulted on its repayments during fiscal 2020. Other sectors where challenges emerged during fiscal 2020 due to uncertainties and weak operating environment were telecom and real estate developers.

The Indian economy would be impacted by Covid-19 pandemic with contraction in industrial and services output across small and large businesses. The pandemic is likely to impact the credit quality of loan portfolio of the banking system, including us. The impact of the Covid-19 pandemic on credit quality and provisions, remains uncertain and dependent on the spread of Covid-19, further steps taken by the government and the central bank to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to resume at normal levels.

Gross additions to non-performing assets decreased from Rs. 52.04 billion in the six months ended September 30, 2019 to Rs. 40.71 billion in the six months ended September 30, 2020. The decline reflected the benefit of asset classification extended to borrowers under moratorium, in accordance with the Reserve Bank of India guidelines. In the six months ended September 30, 2020, we recovered / upgraded non-performing assets amounting to Rs. 26.36 billion. Gross non-performing assets amounting to Rs. 38.55 billion were written-off in the six months ended September 30, 2020. Gross non-performing assets decreased from Rs. 456.39 billion at September 30, 2019 to Rs. 389.89 billion at September 30, 2020 (at March 31, 2020: Rs. 414.09 billion). Net non-performing assets decreased from Rs. 109.16 billion at September 30, 2019 to Rs. 71.88 billion at September 30, 2020 (at March 31, 2020: Rs. 101.14 billion). The ratio of net non-performing assets to net customer assets decreased from 1.60% at September 30, 2019 to 1.00% at September 30, 2020 (at March 31, 2020: 1.41%). At September 30, 2020, we did not classify loans amounting to Rs. 14.10 billion as non-performing asset pursuant to the Supreme Court’s interim order. On a prudent basis, we made provisions of Rs. 4.97 billion on these loans in the three months ended September 30, 2020.

Gross non-performing loans in the retail portfolio were 2.13% of gross retail loans at September 30, 2020 compared to 1.96% at September 30, 2019 and net non-performing loans in the retail portfolio were 0.79% of net retail loans at September 30, 2020 compared to 0.84% at September 30, 2019.

The gross outstanding loans to borrowers whose facilities have been restructured increased from to Rs. 2.88 billion at September 30, 2019 to Rs. 3.45 billion at September 30, 2020. Further, during the six months ended September 30, 2020, restructured standard loans amounting to less than Rs. 0.01 billion were downgraded to the non-performing category as compared to Rs. 2.39 billion during the six months ended September 30, 2019. The net outstanding loans to borrowers whose facilities have been restructured increased from Rs. 2.65 billion at September 30, 2019 to Rs. 3.28 billion at September 30, 2020. The aggregate non-fund based outstanding to borrowers whose loans were restructured was Rs. 0.85 billion at September 30, 2020.

The provision coverage ratio increased from 76.1% at September 30, 2019 to 81.5% at September 30, 2020.

At September 30, 2020, we implemented the scheme for sustainable structuring of stressed assets in the six borrower accounts with an aggregate balance outstanding of Rs. 8.16 billion, comprising Rs. 4.80 billion of sustainable debt and Rs. 3.36 billion of unsustainable debt.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals (5/25 scheme) without such refinancing being considered as restructuring. The outstanding portfolio of loans for which refinancing under the 5/25 scheme has been implemented was Rs. 43.57 billion at September 30, 2020, out of which Rs. 10.22 billion was classified as performing loans.

In addition to the above, at September 30, 2020, the outstanding loans and non-fund facilities to borrowers in the corporate and small and medium enterprises portfolio rated BB and below were Rs. 161.67 billion, which included Rs. 42.38 billion of non-fund outstanding to borrowers classified as non-performing assets.

Tax Expense

Income tax expense decreased from Rs. 45.97 billion in the six months ended September 30, 2019 to Rs. 15.98 billion in the six months ended September 30, 2020. Income tax expense in the six months ended September 30, 2019 included the impact of one-time additional charge due to re-measurement of accumulated deferred tax asset pursuant to the reduction in applicable income tax rate.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2019		March 31, 2020		September 30, 2020		September 30, 2020		2020/2019 % change
		(in million, except percentages)

Cash and cash equivalents	Rs.	716,394.2	Rs.	1,191,557.4	Rs.	1,365,917.5	JPY	2,144,490.5	90.7%
Investments(1)		2,233,756.2		2,495,314.8		2,896,230.3		4,547,081.6	29.7
Advances		6,133,587.3		6,452,899.7		6,526,079.9		10,245,945.4	6.4
Fixed assets (including leased assets)		79,363.7		84,102.9		87,068.3		136,697.2	9.7
Other assets(2)		807,007.9		759,776.7		754,415.5		1,184,432.3	(6.5)
Total assets	Rs.	9,970,109.3	Rs.	10,983,651.5	Rs.	11,629,711.5	JPY	18,258,647.1	16.6%

(1)	Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 18.00% (at September 30, 2020), of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)	Includes deposits made in Rural Infrastructure and Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per the Reserve Bank of India guidelines.

Total assets of the Bank increased by 16.6% from Rs. 9,970.11 billion at September 30, 2019 to Rs. 11,629.71 billion at September 30, 2020, primarily due to an increase in investments, cash and cash equivalents and advances.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased by 90.7% from Rs. 716.39 billion at September 30, 2019 to Rs. 1,365.92 billion at September 30, 2020 primarily due to an increase in liquidity adjustment facility lending with the Reserve Bank of India, foreign currency term money lent and balances with banks outside India, offset, in part, by a decrease in balance with the Reserve Bank of India. Liquidity adjustment facility lending with Reserve Bank of India increased from Rs. 45.00 billion at September 30, 2019 to Rs. 558.72 billion at September 30, 2020 primarily due to surplus liquidity. The liquidity maintained by the Bank has increased, particularly from March 2020 onwards, due to slowdown in loan demand together with continued healthy deposit inflows.

Investments

Total investments increased by 29.7% from Rs. 2,233.76 billion at September 30, 2019 to Rs. 2,896.23 billion at September 30, 2020 primarily due to an increase in investment in government securities, bonds and debentures, offset, in part, by a decrease in pass through certificate and certificate of deposits. Investment in government securities increased significantly primarily due to robust deposit growth and lower lending opportunities post Covid-19 and consequent lockdowns.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2020 was Rs. 18.79 billion as compared to Rs. 32.76 billion at September 30, 2019.

Advances

As a result of the lower credit demand pursuant to Covid-19 pandemic, net advances increased by 6.4% from Rs. 6,133.59 billion at September 30, 2019 to Rs. 6,526.08 billion at September 30, 2020 primarily due to an increase in domestic advances. Domestic advances increased by 10.3% from Rs. 5,533.24 billion at September 30, 2019 to Rs. 6,102.79 billion at September 30, 2020 primarily due to an increase in retail advances. Net retail advances increased by 12.8% from Rs. 3,809.66 billion at September 30, 2019 to Rs. 4,295.81 billion at September 30, 2020. Net advances of overseas branches decreased by 29.5% from Rs. 600.35 billion at September 30, 2019 to Rs. 423.29 billion at September 30, 2020.

Fixed and other assets

Fixed assets (net block) increased by 9.7% from Rs. 79.36 billion at September 30, 2019 to Rs. 87.07 billion at September 30, 2020.

Other assets decreased by 6.5% from Rs. 807.01 billion at September 30, 2019 to Rs. 754.41 billion at September 30, 2020 primarily due to a decrease in trade receivable on account of pending settlement, offset, in part, by an increase in receivable on account of forex transactions.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2019				September 30, 2020		September 30, 2020		2020/2019 % change
		(in million, except percentages)
Deposits	Rs.	6,962,729.8	Rs.	7,709,689.9	Rs.	8,329,356.2	JPY	13,077,089.2	19.6%
Borrowings(1)		1,510,328.3		1,628,967.6		1,364,268.6		2,141,901.7	(9.7)
Other liabilities		390,950.8		479,949.9		559,563.4		878,514.5	43.1
Total liabilities		8,864,008.9		9,818,607.4		10,253,188.2		16,097,505.5	15.7
Equity share capital		12,921.5		12,947.6		13,794.6		21,657.5	6.8
Reserves and surplus		1,093,178.9		1,152,096.5		1,362,728.7		2,139,484.1	24.7
Total liabilities (including capital and reserves)	Rs.	9,970,109.3	Rs.	10,983,651.5	Rs.	11,629,711.5	JPY	18,258,647.1	16.6%

(1)	Includes borrowings in the nature of capital instruments.

Total liabilities (including capital and reserves) increased by 16.6% from Rs. 9,970.11 billion at September 30, 2019 to Rs. 11,629.71 billion at September 30, 2020 primarily due to a 19.6% increase in deposits, 24.4% increase in net worth and 43.1% increase in other liabilities, offset, in part, by 9.7% decrease in borrowings.

Deposits

Deposits increased by 19.6% from Rs. 6,962.73 billion at September 30, 2019 to Rs. 8,329.36 billion at September 30, 2020.

Term deposits increased by 26.1% from Rs. 3,712.73 billion at September 30, 2019 to Rs. 4,683.56 billion at September 30, 2020. Savings account deposits increased by 11.5% from Rs. 2,305.69 billion at September 30, 2019 to Rs. 2,570.63 billion at September 30, 2020 and current account deposits increased by 13.9% from Rs. 944.31 billion at September 30, 2019 to Rs. 1,075.17 billion at September 30, 2020. The current and savings account deposits increased by 12.2% from Rs. 3,250.00 billion at September 30, 2019 to Rs. 3,645.80 billion at September 30, 2020. Current and saving accounts ratio was 43.8% at September 30, 2020 compared to 46.7% at September 30, 2019.

Deposits of overseas branches increased by 15.4% from Rs. 56.87 billion at September 30, 2019 to Rs. 65.62 billion at September 30, 2020.

Total deposits at September 30, 2020 formed 85.9% of the funding (i.e., deposits and borrowings) as compared to 82.2% at September 30, 2019.

Borrowings

Borrowings decreased by 9.7% from Rs. 1,510.33 billion at September 30, 2019 to Rs. 1,364.26 billion at September 30, 2020 primarily due to a decrease in foreign currency call money and term money borrowings, refinance borrowings, foreign currency bond borrowings and subordinated debt, offset, in part, by an increase in repo borrowings and borrowings under liquidity adjustment facility with the Reserve Bank of India. Borrowings of overseas branches decreased from Rs. 720.66 billion at September 30, 2019 to Rs. 678.39 billion at September 30, 2020.

Other liabilities

Other liabilities increased by 43.1% from Rs. 390.95 billion at September 30, 2019 to Rs. 559.56 billion at September 30, 2020 primarily due to an increase in general provision on standard assets (including Covid-19 related provision) and mark-to-market amount on forex and derivative transactions.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 1,106.10 billion at September 30, 2019 to Rs. 1,376.52 billion at September 30, 2020 primarily due to capital of Rs. 150.00 billion raised in August 2020 through Qualified Institutions Placement and accretion to reserves out of retained profit.

Statement of Cash Flow

Cash and cash equivalents increased by 14.6% from Rs. 1,191.56 billion at March 31, 2020 to Rs. 1,365.92 billion at September 30, 2020 due to net cash inflow from operating activities, offset, in part, by net cash outflow from investing activities and financing activities. Cash and cash equivalents decreased by 31.6% from Rs. 802.96 billion at March 31, 2019 to Rs. 716.39 billion at September 30, 2019 due to net cash outflow from investing activities, financing activities, offset in part, by net cash inflow from operating activities.

During the six months ended September 30, 2020, the net cash inflow from operating activities of Rs. 767.96 billion was on account of an increase in deposits and cash profits for the period, offset, in part, by an increase in advances. During the six months ended September 30, 2019, the net cash inflow from operating activities of Rs. 263.44 billion was on account of an increase in deposits and cash profits for the period, offset, in part, by an increase in advances.

During the six months ended September 30, 2020, the net cash outflow from investing activities of Rs. 471.21 billion was primarily on account of purchase (net of sales) of held-to-maturity securities, offset, in part, by sale of investments in subsidiaries. During the six months ended September 30, 2019, the net cash outflow from investing activities of Rs. 203.32 billion was primarily on account of purchase (net of sales) of held-to-maturity securities.

During the six months ended September 30, 2020, the net cash outflow from financing activities was Rs. 115.18 billion primarily due to net repayment of long-term borrowings and short-term borrowings, offset, in part, by proceeds from issue of share capital. During the six months ended September 30, 2019, the net cash outflow from financing activities was Rs. 147.23 billion primarily due to net repayment of short-term borrowings and long-term borrowings.

4.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 30, 2020 for fiscal 2020.

5.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

Our existing registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India. The Board of Directors at its meeting held on May 9, 2020 approved the shifting of registered office of the Bank from the State of Gujarat to the State of Maharashtra, subject to the approval of Members and other regulatory approvals, as may be required. The Bank has received no-objection from the Reserve Bank of India to the proposal of shifting the registered office, subject to compliance with the guidelines and statutory provisions as applicable. The Members at the Annual General Meeting held on August 14, 2020 also approved the same, subject to the other regulatory approvals, as may be required.

We had a principal network consisting of 5,288 branches and 15,158 ATMs at September 30, 2020 compared to 5,228 branches and 15,159 ATMs at September 30, 2019. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 49 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 50 processing centers and 44 currency chests. At September 30, 2020, we had branches in Bahrain, Dubai International Financial Centre, Hong Kong, Singapore, the United States, South Africa, China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. We are in the process of closing our branch in Sri Lanka. We also provide residential facilities to employees in India. At September 30, 2020, we owned 685 apartments for providing residential facilities to our employees.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 30, 2020 for fiscal 2020.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2020)

Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
12,500,000,000 equity shares of Rs. 2/- each	6,896,223,149(1) shares	5,603,776,851 shares

(1)	Excludes 266,089 shares forfeited.

(ii)	Issued Shares

(At September 30, 2020)

Bearer or registered; par value or non-par value	Kind	Number of issued shares	Names of listed financial instruments exchanges or registered financial instruments firm association	Remarks
Registered shares, with par value of Rs. 2/- each	Ordinary shares	6,896,223,149 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 2 each
Total	-	6,896,223,149 (1) shares	-	-

(1)	Excludes 266,089 shares forfeited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At September 30, 2020)

Date	Number of shares on issue		Share capital (in Rs.)		Remarks
	Number of shares increased/ (decreased)	Number of outstanding shares after increase/ (decrease) (1)	Amount of share capital increased/ (decreased)	Amount after share capital increase/ (decrease)
Total equity shares of Rs. 2/- each outstanding as on April 1, 2020		6,472,765,203		12,945,530,406 (JPY 20,324,482,737)	-
During fiscal year 2021 (Up to September 30, 2020)	423,457,946	6,896,223,149	846,915,892 (JPY 1,329,657,950)	13,792,446,298 (JPY 21,654,140,688)	Allotment of 418,994,413 shares issued under Qualified Institutions Placement and 4,463,533 shares issued on exercise of options, under the Employee Stock Option Scheme 2000.

(1)	Excludes 266,089 forfeited shares.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At September 30, 2020)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depository for ADS holders)	C/O ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel, Mumbai – 400013	1,259.08	18.26%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai – 400021 C/O Axis Bank Ltd Custodial Services RBP, 4th floor, NPC 1 Bldg No 1 Gigaplex Plot No 05, MIDC Patni Road, Airoli Knowledge Park, Airoli, Navi Mumbai 400708 HDFC Bank Limited, Custody Operations, Empire Plaza, Tower-1, 4th Floor, Chandan Nagar, LBS Marg, Vikhroli West, Mumbai 400083 C/O ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel, Mumbai – 400013	500.16	7.25%
SBI Mutual Fund	SBI SG Global Securities Services Pvt. Ltd, Jeevan Seva Annexe Building, A Wing, Gr Floor, S V Road, Santacruz West, Mumbai – 400054	248.43	3.60%
HDFC Mutual Fund	Citibank N.A. Custody Services, FIFC-11th Floor, G Block, Plot C-54 and C-55, Bandra Kurla Complex, Bandra East, Mumbai – 400051	215.62	3.13%
Dodge and Cox International Stock Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai – 400001	211.43	3.07%

ICICI Prudential Mutual Fund	HDFC Bank Limited, Custody Operations, Empire Plaza, Tower-1, 4th Floor, Chandan Nagar, LBS Marg, Vikhroli West Mumbai 400083 CITI Bank N.A. Custody Services, FIFC- 11th Flr, G Block Plot C-54 and C-55, BKC Bandra - East, Mumbai 400098 Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai – 400001 HSBC Securities Services 11th Flr, Bldg No.3, NESCO - IT Park NESCO Complex, W E Highway Goregaon East, Mumbai 400063 SBI SG Global Securities Services Pvt. Ltd, Jeevan Seva Annexe Building, A Wing, Gr Floor, S V Road, Santacruz West, Mumbai – 400054	191.06	2.77%
GIC Private Limited	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai – 400001	138.93	2.01%
Nippon India Mutual Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O.Box No. 1142, Fort, Mumbai – 400001	119.69	1.74%
Aditya Birla Sun Life Mutual Fund	Citibank N.A. Custody Services, FIFC-11th Floor, G Block, Plot C-54 and C-55, Bandra Kurla Complex, Bandra - East, Mumbai – 400051	108.72	1.58%

NPS Trust

SBI Pension Funds

C/O SBI Pension Funds Pvt. Ltd.,

No. 32, Maker Chambers - III Nariman Point, Mumbai – 400021

UTI Retirement Solutions

C/O UTI Retirement Solutions Ltd.,

UTI Tower, GN Block, Bandra Kurla Complex, Bandra (East), Mumbai – 400051

LIC Pension Fund

C/O LIC Pension Fund Limited,

1st Floor, Plot No.194, Veer Nariman Road, Industrial Assurance Building, Churchgate, Mumbai – 400020

HDFC Pension Funds

C/O HDFC Pension Management Co. Ltd,

13th Floor, Lodha Excelus, Apollo Mills Compound, N.M Joshi Marg, Mahalaxmi, Mumbai – 400011

ICICI Prudential Pension Funds

C/O ICICI Prudential Pension Funds Management Company Limited,

ICICI Prulife Towers,1089, Appasaheb

Marathe Marg, Prabhadevi, Mumbai – 400025

Kotak Mahindra Pension Funds

C/O Kotak Mahindra Pension Fund Ltd.,

6th Floor, Kotak Infiniti Building, No. 21, Infinity Park, General A. K. Vaidya Marg, Malad (East), Mumbai – 400097

Aditya Birla Sun Life Pension Funds

C/O Birla Sun Life Pension Mgt Ltd,

One Indiabulls Centre, Tower 1, 16th Floor Jupiter Mill Compound, 841, S.B. Marg, Elphinstone Road, Mumbai – 400013

		108.48	1.57%
Kotak Mahindra Mutual Fund	Standard Chartered Bank, Crescenzo, Securities Services, 3rd Floor, C-38/39 G-Block, Bandra Kurla Complex, Bandra (East), Mumbai – 400051	108.40	1.57%

Unit Trust Of India Mutual Fund	UTI Mutual Fund, UTI AMC Pvt. Ltd., Dept of Funds Accounts, UTI Tower, GN Block, Bandra Kurla Complex, Bandra (East), Mumbai – 400051	90.95	1.32%
Abu Dhabi Investment Authority	JP Morgan Chase Bank N.A., India Sub Custody, 6th Floor, Paradigm B, Mindspace, Malad West, Mumbai – 400064	81.10	1.18%
Europacific Growth Fund (Capital World/Research)	JP Morgan Chase Bank N.A., India Sub Custody, 6th Floor, Paradigm B, Mindspace, Malad West, Mumbai – 400064	79.69	1.16%
Mirae Mutual Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O.Box No. 1142, Fort, Mumbai – 400001	70.53	1.02%
Total	-	3,532.27	51.23%

2.	Statement of Directors and Officers

Number of male directors and executive officers: 11, Number of female directors and executive officers: 3 (percentage of female directors and executive officers: 21%)

(At December 23, 2020)

Position	Name (Age)	Biography	Term as per Banking Regulation Act(6)	Number of Shares at October 31, 2020
Non-executive Part-time Chairman	Mr. Girish Chandra Chaturvedi (67)

Mr. Girish Chandra Chaturvedi is the Chairman of National Stock Exchange. He was earlier the Member and thereafter, the Chairman of Warehousing Development and Regulatory Authority of India till January 2018 post retirement from the Indian Administrative Service. Prior to his retirement from Indian Administrative Service, Mr. Chaturvedi served Government of India at various levels across a number of sectors, including Banking, Insurance, Pension, Health, Family Welfare and Petroleum and Natural Gas.

Pursuant to the orders of the National Company Law Tribunal dated October 1, 2018 and October 3, 2018, the respective Boards of Infrastructure Leasing and Financial Services Limited and IL&FS Energy Development Company Limited appointed Mr. Chaturvedi as the Director and as the Chairman of Infrastructure Leasing and Financial Services Limited and IL&FS Energy Development Company Limited.

Mr. Chaturvedi held key positions of Secretary, Ministry of Petroleum and Natural Gas, Special Director General (Finance & Accounts), Organizing Committee Commonwealth Games, Ministry of Youth Affairs and Sports, Additional/Joint Secretary, Department of Financial Services, Ministry of Finance and Additional Secretary & Mission Director, National Rural Health Mission, Ministry of Health & Family Welfare during his tenure.

Mr. Chaturvedi has also served in the State Government of Uttar Pradesh in various capacities.

Mr. Chaturvedi served as Chairman of Pension Fund Regulatory & Development Authority, Petronet LNG Ltd, Indian Strategic Petroleum Reserves Ltd. and Oil Industries Development Board. He had also served as Director (Government Nominee) on the Boards of Canara Bank, Bank of Baroda, IDBI Bank Ltd, IDFC Ltd, GIC Re of India, New India Assurance Co. Ltd, United India Insurance Co. Ltd, Agriculture Insurance Co. of India, Institute of Banking Personnel Selection and National Insurance Academy.

			June 30, 2021(1)	Nil

Non-executive Director	Ms. Rama Bijapurkar (63)	Ms. Rama Bijapurkar is an independent management consultant working in the area of business-market strategy and is an acknowledged thought leader on ‘consumer India’ and India’s consumer economy. She is a regular visiting faculty at IIM Ahmedabad and is also co-founder of People Research on India’s Consumer Economy, a think tank and fact tank focused on providing the “people view” of India’s economy and citizen environment. Ms. Bijapurkar has served on the boards of several of India’s blue chip companies (many of them being in the financial services sector) as well as on the governing councils of academic institutions and public service institutions (including Banking Codes and Standards Board of India and the Insurance Information Bureau of India).	January 13, 2027	2,600
Non-executive Director	Mr. Uday Chitale (71)

Mr. Uday Chitale is a Chartered Accountant with over 44 years’ standing and is Senior Partner of M. P. Chitale & Co. His professional experience encompasses auditing & assurance and business/management advisory services to diverse mix of corporate clients including banking and financial institutions. Mr. Chitale is also active in the field of arbitration and conciliation and passionately promotes and works for spreading awareness of alternative dispute resolution to resolve commercial disputes. He is an accredited mediator on the panel of experts of CEDR (UK). Mr. Chitale has served on the boards of prominent companies and notably, he was a board member during ICICI Bank’s formative years during 1997-2005. He was also a director and VP-Asia Pacific of the global association of accounting firms, DFK International.

He is presently also a non-executive director on the Board of ICICI Lombard General Insurance Company Limited, a subsidiary company of ICICI Bank.

			January 16, 2023	Nil

Non-executive Director	Ms. Neelam Dhawan (61)

Ms. Neelam Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across HCL, IBM, Microsoft and Hewlett Packard. She has been Managing Director and leader of the Country businesses for 11 years for Microsoft and later for Hewlett Packard in India.

Ms. Dhawan’s last assignment was that of Vice President for Global Industries, Strategic Alliances and Inside Sales for Asia Pacific and Japan, for Hewlett Packard Enterprise. She retired on December 31, 2017.

Ms. Dhawan is a member of the Global Supervisory Board of Royal Philips, Netherlands since 2012.

Ms. Dhawan is an Economics Graduate from St. Stephen’s College, Delhi University. She also has a MBA degree from Faculty of Management Studies, University of Delhi, India.

			January 11, 2026	Nil
Non-executive Director	Mr. S. Madhavan (64)	Mr. Subramanian Madhavan has around 38 years of experience in Accountancy, Economics, Finance, Law, Information Technology, Human Resources, Risk Management and Business Management. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has also served as the President of Northern Region, Indo-American Chamber of Commerce and has been a past Co-Chairman, Taxation Committee, ASSOCHAM. He is presently acting as Co-Chairman of the GST Task Force, constituted by FICCI. He is a member of the Institute of Directors, the All India Management Association and the Delhi Management Association.	April 13, 2027	4,000

Non-executive Director	Mr. Hari L. Mundra (71)

Mr. Hari Mundra is a post graduate in Business Administration from IIM, Ahmedabad and has a bachelor's degree in Economics Hons from Mumbai University. He has 49 years of extensive industrial experience, both in India and Indonesia. He began his career in 1971 in Hindustan Unilever and was the Vice President and Executive Director for Exports at the time he left them in 1995. He then became the Group Chief Financial Officer as well as the President and Chief Executive of Carbon Black Business in the RPG Group and remained there till 2001. In 2002, he joined Wockhardt Group as the Executive Vice Chairman.

In 2003, he became the Deputy Managing Director and Finance Director of Essar Oil and remained there till 2007. He has been the Senior Advisor to Hospira, USA for their Indian acquisitions and the Financial Advisor to Wockhardt Group for their turnaround. He has been the Visiting Professor at IIM, Ahmedabad for the last 12 years. He is currently on the Board of TATA Autocomp Systems Limited and Indian Cancer Society.

		October 25, 2023	Nil
Non-executive Director	Mr. Radhakrishnan Nair (65)

Mr. Radhakrishnan Nair holds degrees in Science, Securities Laws, Management and Law. He has around 41 years of experience in the banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank in August 1976 and in 2003 he became General Manager, in charge of Recovery Management Division, Legal Service Division and Credit Risk Management Division and development of priority sector lending and regional rural banks. He has also served as the Managing Director of Corporation Bank Securities Limited. In July 2005, he became an Executive Director at Securities and Exchange Board of India (SEBI). In March 2010, he joined Insurance Regulatory and Development Authority of India (IRDAI) as Member (Finance and Investment).

He is presently a non-executive director on the Boards of ICICI Securities Primary Dealership Limited and ICICI Prudential Life Insurance Company Limited, subsidiary companies of ICICI Bank.

		May 1, 2026	Nil

Non-executive Director	Mr. B. Sriram (62)

Mr. B. Sriram is a Certificated Associate of the Indian Institute of Banking & Finance (formerly The Indian Institute of Bankers), Mumbai. He holds a Diploma in International Law & Diplomacy from the Indian Academy of International Law & Diplomacy, New Delhi and an AIMA Diploma in Management from the All India Management Association, New Delhi. He is also an M.Sc in Physics and B.Sc (Hons) in Physics from St Stephen's College, Delhi University.

Mr. Sriram was Managing Director & CEO, IDBI Bank Ltd. from June 30, 2018 to September 29, 2018, Managing Director, State Bank of India from July 2014 to June 2018 and Managing Director, State Bank of Bikaner & Jaipur from March 2013 to July 2014.

He has worked with State Bank of India for about 37 years and is well experienced in all areas of Banking and Finance. He joined State Bank of India as a Probationary Officer in December 1981 and has held various key assignments within the Bank and the Group in Credit and Risk, Retail, Operations, IT, Treasury, Investment Banking and International Operations.

Pursuant to the order dated January 22, 2020 issued by the Government of India and order dated January 20, 2020 issued by the Supreme Court of India, Mr. Sriram has been appointed as Nominee Director of Government of India on the Board of Unitech Limited with effect from January 22, 2020. Currently he is also on the Board of TVS Credit Services Limited.

		January 13, 2027	Nil
Non-executive Director	Mr. Lalit Kumar Chandel (53)

Mr. Lalit Kumar Chandel has been appointed as the Government Nominee Director of the Bank effective December 4, 2018.

Mr. Lalit Kumar belongs to the Indian Economic Service (1995 batch) and presently posted as Economic Adviser, Department of Financial Services, Ministry of Finance, Government of India, New Delhi. Mr. Lalit Kumar is a postgraduate in Economics, MBA and Fellow in Insurance.

Prior to his present assignment, Mr. Lalit Kumar served at various levels in different departments of Government of India, including Banking, Insurance, Capital Markets, External Assistance, Rural Development, Power, Irrigation and Health.

Mr. Lalit Kumar had also served earlier as Director (Government Nominee) on the Boards of National Insurance Company Limited, Corporation Bank, Agriculture Insurance Co. of India, and National Insurance Academy.

Presently, he is on the Board of the Oriental Insurance Company Limited.

		N. A. since Government nominee	10

Managing Director and CEO	Mr. Sandeep Bakhshi (60)

Mr. Sandeep Bakhshi has obtained his bachelors’ degree in mechanical engineering from Punjab Engineering College, Chandigarh and a post graduate degree in management from Xavier Labour Relations Institute, Jamshedpur. He has over 32 years of experience in Finance, Banking and Insurance. He is responsible for handling all the businesses and corporate centre functions at the Bank.

Mr. Sandeep Bakhshi had been the Managing Director & CEO, of ICICI Prudential Life Insurance Company since August 1, 2010. During his tenure, ICICI Prudential Life Insurance Co. has been a leading private sector life insurance company in the country. Prior to this role, Mr. Bakhshi was the Deputy Managing Director of ICICI Bank. In this role he headed the retail and subsequently the wholesale business at the Bank. Before moving to the Bank, Mr. Bakhshi was the MD & CEO of ICICI Lombard General Insurance. Under his leadership, ICICI Lombard grew to be a leading private sector general insurance company in the country. He has extensive experience of leading both corporate and retail businesses across ICICI Group. He started his career with ICICI Ltd. in 1986. He looked after the corporate clients for the Northern and Eastern regions of ICICI Limited before joining ICICI Lombard General Insurance Company Limited in 2002. His work responsibilities included business development, project appraisals, project monitoring and business re-structuring.

His responsibilities over the years include strategic planning, business development, project appraisals, project monitoring and business re-structuring across the Group’s banking & insurance companies. He has over 33 years of experience in Finance, Banking and Insurance.

		October 14, 2021(4)	505,005

Executive Director	Ms. Vishakha Mulye (51)	Ms. Vishakha Mulye is a chartered accountant and joined ICICI in 1993. She has worked in the areas of strategy, finance, treasury and markets, structured finance, corporate and project finance, insurance and private equity. She was the Chief Financial Officer of ICICI Bank from 2005 to 2007, Executive Director of ICICI Lombard General Insurance Company from 2007 to 2009, and Managing Director and Chief Executive Officer of ICICI Venture Funds Management Company from 2009 to 2015. She was appointed as an Executive Director of ICICI Bank effective January 19, 2016 and is responsible for the domestic and international wholesale banking, markets and transaction banking business at the Bank. As part of Executive Committee, she also supervises Human Resources group, Infrastructure management group, Legal group and International Business.	January 18, 2021(2)	1,153,037 (Includes 1,375 and 550 shares held as joint holder)
Executive Director	Mr. Anup Bagchi (50)	Mr. Anup Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. Mr. Bagchi joined the ICICI Group in 1992 and has worked in the areas of retail banking, corporate banking, treasury, capital markets and investment banking. From 2011 to 2016, Mr. Anup Bagchi was the Managing Director and Chief Executive Officer of ICICI Securities Limited. He was appointed as an Executive Director effective February 1, 2017 and is responsible for retail banking, rural & agriculture, small and medium enterprise as well as corporate branding for the Bank. As part of Executive Committee, he also supervises Human Resources group, Infrastructure management group, Legal group and International Business.	January 31, 2022(3)	Nil

Executive Director	Mr. Sandeep Batra (54)

Mr. Sandeep Batra is an Executive Director on the Board of ICICI Bank effective from December 23, 2020.

He is a Chartered Accountant (1987) and a Company Secretary (1993). He has been working with the ICICI Group for the last 20 years currently has responsibilities of the Corporate Centre at the Bank.

He is responsible for operations group, technology group, secretarial function and corporate communication group. As part of Executive Committee, he also supervises Human Resources group, Infrastructure management group, Legal group and International Business. He also administratively supervises Risk, Internal Audit and Compliance functions.

He is on the boards of several ICICI Group companies – ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Bank UK PLC and ICICI Venture Funds Management Company Limited.

			December 22, 2023(5)	45,000
Group Chief Financial Officer	Mr. Rakesh Jha (49)	Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas including planning, strategy, finance and treasury. He was designated as the Deputy Chief Financial Officer of ICICI Bank in May 2007 and Chief Financial Officer in October 2013. His responsibilities include financial reporting, planning and strategy and asset-liability management.	Regular employment	148,600

(1)	The Reserve Bank of India has approved the appointment of Mr. Girish Chandra Chaturvedi as non-executive part-time Chairman effective July 17, 2018 up to June 30, 2021. The shareholders at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Girish Chandra Chaturvedi as an Independent Director for a period of three years effective from July 1, 2018 to June 30, 2021. The shareholders also approved the appointment of Mr. Girish Chandra Chaturvedi as a non-executive part-time Chairman for a period of three years effective July 17, 2018 up to June 30, 2021. The Board at its Meeting held on May 9, 2020 approved the re-appointment of Mr. Girish Chandra Chaturvedi as Independent Director for a period of three years effective from July 1, 2021, subject to the approval of shareholders. The Board also approved the re-appointment of Mr. Girish Chandra Chaturvedi as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021, subject to the approval of shareholders and RBI. The shareholders at the Annual General Meeting held on August 14, 2020 approved his appointment as Independent Director as well as non-executive (part-time) Chairman till June 30, 2024, subject to the approval of Reserve Bank of India.

(2)	The shareholders through a postal ballot resolution passed on April 22, 2016 approved the appointment of Ms. Vishakha Mulye for a period of five years effective January 19, 2016 up to January 18, 2021. The Reserve Bank of India approved the appointment of Ms. Vishakha Mulye as an Executive Director for a period of three years effective January 19, 2016 up to January 18, 2019. The Reserve Bank of India has approved the re-appointment of Ms. Vishakha Mulye up to January 18, 2021. The Board at its Meeting held on May 9, 2020 approved re-appointment of Ms. Vishakha Mulye as wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from January 19, 2021, subject to the approval of shareholders and Reserve Bank of India. The shareholders at the Annual General Meeting held on August 14, 2020 approved the re-appointment of Ms. Vishakha Mulye, subject to the approval of Reserve Bank of India.

(3)	The Shareholders at the Annual General Meeting held on June 30, 2017 approved the appointment of Mr. Anup Bagchi for a period of five years effective February 1, 2017 up to January 31, 2022. The Reserve Bank of India granted its approval for appointment of Mr. Anup Bagchi for a period of three years effective February 1, 2017 up to January 31, 2020. The Reserve Bank of India through its letter dated January 30, 2020 approved the re-appointment of Mr. Anup Bagchi as Executive Director of the Bank for a period of further two years from February 1, 2020 to January 31, 2022.

(4)	The Reserve Bank of India approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director to be designated as Chief Operating Officer of the Bank for a period of three years effective from July 31, 2018 to July 30, 2021. The shareholders at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director to be designated as Chief Operating Officer of the Bank for a period of five years effective from July 31, 2018 up to July 30, 2023. The Board at its Meeting held on October 4, 2018 appointed Mr. Sandeep Bakhshi as Managing Director & CEO, subject to regulatory and other approvals. The Reserve Bank of India approved the appointment of Mr. Sandeep Bakhshi as Managing Director & CEO of the Bank for a period of three years effective from October 15, 2018. The shareholders at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Bakhshi as Managing Director & CEO for a period of five years effective October 15, 2018 up to October 3, 2023. The Board at its Meeting held on October 31, 2020 approved the proposal for seeking approval from RBI for the re-appointment of Mr. Sandeep Bakhshi as the Managing Director & CEO of the Bank from October 15, 2021 upto October 3, 2023.

(5)	The Board of Directors at its meeting held on May 6, 2019 approved the appointment of Mr. Sandeep Batra as an Additional Director and Wholetime Director (designated as Executive Director) for a period of five years effective May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a Wholetime Director (designated as Executive Director) for a period of five years effective May 7, 2019 or the date of approval from the Reserve Bank of India, whichever is later.

The Securities and Exchange Board of India passed an order on September 12, 2019 inter-alia levying a penalty of Rs. 0.2 million on Mr. Sandeep Batra, in his capacity as the Compliance Officer of the Bank in 2010. The order was in respect of a matter wherein ICICI Bank had made a disclosure after its Board meeting held on May 18, 2010 providing an in-principle approval for the amalgamation of Bank of Rajasthan Ltd. with the Bank. The Bank had entered into an agreement earlier on the same day with certain shareholders of Bank of Rajasthan Ltd. The disclosure made by the Bank after the Board meeting was construed as delayed disclosure by the Securities and Exchange Board of India while issuing the order. The Bank had made disclosure to the stock exchanges with regard to the Securities and Exchange Board of India order on September 13, 2019. Mr. Sandeep Batra had filed an appeal against the said order of the Securities and Exchange Board of India in Securities Appellate Tribunal. Further, settlement proceedings under the Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018 were initiated in this regard by Mr. Sandeep Batra.

The Bank had received a communication from the Reserve Bank of India on October 30, 2019 not acceding to the request for appointment of Mr. Sandeep Batra as a Wholetime Director (designated as Executive Director) and to resubmit the proposal for approval after one year from the conclusion of settlement proceedings. As no communication was received for over nine months from SEBI, from the date of his filing of the settlement application, Mr. Sandeep Batra withdrew the settlement application in July, 2020.

The Securities Appellate Tribunal through its order dated September 10, 2020 has amended the Securities and Exchange Board of India order levying the penalty of Rs. 0.2 million to a warning. Accordingly, the Board of Directors at its meeting held on September 16, 2020 approved the filing of a fresh application to Reserve Bank of India for the purpose of approval of appointment of Mr. Sandeep Batra as a Wholetime Director (designated as Executive Director) of the Bank, for a period of five years or date of retirement, whichever is earlier, effective September 17, 2020 or the date of approval of appointment by RBI, whichever is later.

On September 24, 2020, the Securities and Exchange Board of India has filed an appeal with Supreme Court against the final order dated July 8, 2020 passed by the Securities Appellate Tribunal against the appeal filed by ICICI Bank whereby the monetary penalty imposed on the Bank was modified to a warning. Separately, on November 10, 2020, the Bank has also filed an appeal with Supreme Court against Securities Appellate Tribunal’s order dated July 8, 2020. It is noted from the website of the Supreme Court that the Securities and Exchange Board of India has also filed an appeal with the Supreme Court on November 23, 2020 against the order of Securities Appellate Tribunal dated September 10, 2020 pertaining to the ex-Compliance Officer. As on date, such appeal is yet to be admitted by the Supreme Court and the same has not been served on ex-Compliance Officer.

The Reserve Bank of India approved the appointment of Mr. Sandeep Batra as Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors of the Bank through circular resolution has recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Sandeep Batra as Executive Director of the Bank.

(6)	Dates mentioned under “Term” in respect of non-executive directors (other than the Chairman) refer to the date when they complete eight years in office, being the maximum tenure permitted under the Banking Regulation Act.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited for the six-month period ended September 30, 2020 presented in this document are the extracts from the Form 6-K filed with the U.S. Securities and Exchange Commission on November 2, 2020, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank were summary financial information and extracted from the condensed interim financial statements. The complete set of condensed interim financial statements for the six-month period ended September 30, 2020 were reviewed by Walker Chandiok & Co LLP, Chartered Accountants. Since the complete set of the unaudited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same has not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs. 1 = ¥1.57, which was the telegraphic transfer customer selling exchange rate of MUFG Bank, Ltd. as of November 25, 2020.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Interim Financial Statements

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

	Six months ended		Six months ended
	30-Sep-19		30-Sep-20
	Rs. crore	JPY mn	Rs. crore	JPY mn
Net interest income	15,794	247,966	18,646	292,742
Non-interest income	7,101	111,486	5,866	92,096
-Fee income	6,517	102,317	5,243	82,315
-Dividend income from subsidiaries	568	8,918	521	8,180
-Other income	16	251	102	1,601
Less:
Operating expense	10,252	160,956	9,779	153,530
Core operating profit[1]	12,643	198,495	14,733	231,308
-Treasury income	520	8,164	4,3052,3	67,5892,3
Operating profit	13,163	206,659	19,038	298,897
Less:
Covid-19 related provisions	-	-	6,047	94,938
Other provisions	6,003	94,247	4,542	71,309
Profit before tax	7,160	112,412	8,448	132,634
Less:
Provision for taxes	4,5974	72,1734	1,598	25,089
Profit after tax	2,563	40,239	6,850	107,545

1.	Excluding treasury income.

2.	Includes profit on sale of shareholding in subsidiaries of Rs. 3,036 crore (US$ 412 million) for the three months ended June 30, 2020.

3.	Includes profit on sale of shareholding in ICICI Securities of Rs. 305 crore (US$ 41 million) for the three months ended September 30, 2020.

4.	Includes one-time additional charge due to re-measurement of accumulated deferred tax assets at the revised marginal tax rate.

5.	Prior period numbers have been re-arranged where necessary.

Summary Balance Sheet (as per standalone Indian GAAP accounts)

	September 30, 2020		March 31, 2020
	Rs. crore	JPY mn	Rs. crore	JPY mn
Capital and Liabilities
Capital	1,3791	21,6501	1,295	20,332
Employee stock option outstanding	3	47	3	47
Reserve and surplus	136,2691	2,139,4231	115,206	1,808,734
Deposits	832,936	13,077,095	770,969	12,104,213
Borrowings (includes subordinated debt)	136,427	2,141,904	162,897	2,557,483
Other liabilities	55,956	878,509	47,995	753,522
Total capital and liabilities	1,162,971	18,258,645	1,098,365	17,244,331

Assets
Cash and balances with Reserve Bank of India	30,538	479,447	35,284	553,959
Balance with banks and money at call and short notice	106,054	1,665,048	83,872	1,316,790
Investments	289,623	4,547,081	249,531	3,917,637
Advances	652,608	10,245,946	645,290	10,131,053
Fixed assets	8,707	136,700	8,410	132,037
Other assets	75,441	1,184,424	75,978	1,192,855
Total Assets	1,162,971	18,258,645	1,098,365	17,244,331

1.	During the six months ended September 30, 2020, the Bank issued 418,994,413 equity shares of face value of Rs. 2 each at a price of Rs. 358 per equity share including a premium of Rs. 356 per equity share, aggregating to Rs. 15,000 core (US$ 2.0 billion) through Qualified Institutions Placement.

2.	Prior period figures have been re-grouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2020		September 30, 2019		March 31, 2020
	Rs. crore	JPY mn	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)		(Unaudited)		(Audited)
Interest earned	44,649.20	700,992.44	41,472.15	651,112.76	84,835.77	1,331,921.59
-Interest/discount on advances/bills	30,141.63	473,223.59	29,568.21	464,220.90	60,928.31	956,574.47
-Income on investments	11,914.75	187,061.58	10,490.18	164,695.83	20,971.20	329,247.84
-Interest on balances with Reserve Bank of India and other inter-bank funds	993.19	15,593.08	396.42	6,223.79	907.41	14,246.34
-Others	1,599.63	25,114.19	1,017.34	15,972.24	2,028.85	31,852.95
Other income	32,611.54	512,001.18	29,821.52	468,197.86	64,950.33	1,019,720.18
TOTAL INCOME	77,260.74	1,212,993.62	71,293.67	1,119,310.62	149,786.10	2,351,641.77
Interest expended	22,291.97	349,983.93	22,343.31	350,789.97	44,665.52	701,248.66
Operating expenses	32,754.23	514,241.41	32,820.08	515,275.26	71,517.90	1,122,831.03
-Employee cost	5,589.29	87,751.85	5,540.98	86,993.39	11,156.75	175,160.98
-Other operating expenses	27,164.94	426,489.56	27,279.10	428,281.87	60,361.15	947,670.06
TOTAL EXPENDITURE (excluding provisions and contingencies)	55,046.20	864,225.34	55,163.39	866,065.22	116,183.42	1,824,079.69
OPERATING PROFIT (Profit before provisions and contingencies)	22,214.54	348,768.28	16,130.28	253,245.40	33,602.68	527,562.08
Provisions (other than tax) and contingencies	10,754.53	168,846.12	6,284.42	98,665.39	15,014.07	235,720.90
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX	11,460.01	179,922.16	9,845.86	154,580.00	18,588.61	291,841.18
Exceptional items
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX	11,460.01	179,922.16	9,845.86	154,580.00	18,588.61	291,841.18
Tax expense	2,446.77	38,414.29	5,347.89	83,961.87	7,363.14	115,601.30
-Current period tax	2,840.90	44,602.13	2,247.11	35,279.63	5,177.81	81,291.62
-Deferred tax adjustment	(394.13)	(6,187.84)	3,100.78	48,682.25	2,185.33	34,309.68
Less: Share of profit/(loss) of minority shareholders	1,013.23	15,907.71	853.08	13,393.36	1,659.16	26,048.81
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX	8,000.01	125,600.16	3,644.89	57,224.77	9,566.31	150,191.07
Extraordinary items (net of tax expenses)
NET PROFIT/(LOSS) FOR THE PERIOD	8,000.01	125,600.16	3,644.89	57,224.77	9,566.31	150,191.07
Paid-up equity share capital (face value Rs. 2/- each)	1,379.46	21,657.52	1,292.15	20,286.76	1,294.76	20,327.73
Reserves excluding revaluation reserves	141,499.23	2,221,537.91	112,910.38	1,772,692.97	118,518.45	1,860,739.67
Analytical ratios
Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	12.15	190.76	5.65	88.71	14.81	232.52
Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	12.01	188.56	5.55	87.14	14.55	228.44

2.	Other Information

(1)       Legal and Regulatory Proceedings

There has been no material change in legal and regulatory proceedings, since the last ASR filed on September 30, 2020 for fiscal 2020, except for the following.

•	In September 2019, Securities and Exchange Board of India imposed a penalty of Rs. 1 million on ICICI Bank and a penalty of Rs. 0.2 million on the ex-Compliance Officer of ICICI Bank. The order was in respect of a matter wherein ICICI Bank had made a disclosure after its Board meeting held for providing an in-principle approval for the amalgamation of The Bank of Rajasthan Ltd. with ICICI Bank. ICICI Bank had entered into an agreement earlier on the same day with certain shareholders of The Bank of Rajasthan Ltd. The disclosure made by ICICI Bank after the Board meeting was construed as delayed disclosure by the Securities and Exchange Board of India while issuing the order. An appeal was filed with Securities Appellate Tribunal by the Bank and ex- Compliance Officer which was allowed by Securities Appellate Tribunal on July 8, 2020 and September 10, 2020 respectively and converted the monetary penalty to a warning.

On September 24, 2020, Securities and Exchange Board of India has filed an appeal with Supreme Court against the final order dated July 8, 2020 passed by the Securities Appellate Tribunal against the appeal filed by ICICI Bank whereby the monetary penalty imposed on the Bank was modified to a warning. Separately, on November 10, 2020, the Bank has also filed an appeal with the Supreme Court against Securities Appellate Tribunal’s order dated July 8, 2020.

It is noted from the website of the Supreme Court that the Securities and Exchange Board of India has also filed an appeal with the Supreme Court on November 23, 2020 against the order of Securities Appellate Tribunal dated September 10, 2020 pertaining to the ex-Compliance Officer. As on date, such appeal is yet to be admitted by the Supreme Court and the same has not been served on ex-Compliance Officer.

•	ICICI Bank Limited, Bahrain Branch as part of a syndicate of lenders extended credit facilities to KBBO CPG Investment LLC, UAE. Upon default in repayment by Borrower and the guarantors/promoters, the syndicate filed proceedings before DIFC Courts for recovery of amount of USD 299.2 million (with interest). The borrowers and certain guarantors for these facilities, filed a separate suit in the Court of First Instance, Dubai against the syndicate lenders inter alia seeking compensation of USD 295.0 million with interest from the syndicate. Separately, the borrower has filed for restructuring through the Financial Restructuring Committee. Based on the evaluation of likelihood of outcome, the assessment of liability has been classified as remote.

(2)       Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2020 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“U.S. GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights, except the entities in which the control does not rest with the Bank. The Bank also consolidates entities deemed to be variable interest entities (VIEs)

where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Fair value accounting of financial instruments

The Bank, converted a portion of its loan to certain entities into equity as per strategic debt restructuring guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as equity affiliates under ASC subtopic 323-10 because of deemed significant influence due to ownership interest and management rights. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 ‘Financial Instruments’. Accordingly, fair value changes in the loans, guarantees and investments were accounted through income statement.

Under Japanese accounting principles, fair value option for financial instruments such as above is not allowed.

(4)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized systematically, over a period not exceeding 20 years. Also, goodwill is subject to an impairment testing.

(5)	Revenue recognition

Under U.S. GAAP, by ASC Topic 606 an entity applies a five-step model to determine when to recognize revenue and what amount. Under this model, an entity recognizes its revenue when (or as) an entity transfers goods or services to a customer, measured at the amount to which the entity expects to be entitled.

Under Japanese accounting principles, revenue related to the sales of goods or rendering of services should be recognized in accordance with the realization principle.

In March 30, 2018, Accounting Standard Board of Japan (ASBJ) issued ASBJ Statement No.29 `Accounting Standard for Revenue Recognition” which intended to stipulate accounting and disclosure over revenue. The new standard is generally same with the US GAAP’s ASC Topic 606 “Revenue from customer contracts”. The new standard will be adopted from the year beginning on or after April 1, 2021 but early adoption is permitted.

(6)	Loan origination fees

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(7)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of both hedging items and hedging instruments are directly recognized in equity, net of tax effect.

(8)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to U.S. GAAP for fair value measurement exist.

(9)	Allowance for impairment losses on available-for-sale debt securities

Under U.S. GAAP, ASC Topic 326 “Financial Instruments – Credit Losses” requires an entity to identify whether the decline in the fair value below the amortized cost basis of the debt security has resulted from credit loss or other factors. Impairment allowance relating to credit losses are to be recognized in earnings and the non-credit risk component in other comprehensive income. However, the allowance should be limited by the amount that the fair value is less than the amortized cost basis. If an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis, any allowance for credit losses shall be written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(10)	Accounting for Equity Securities

Under U.S. GAAP, in accordance with ASC Topic 321-10-35 “Equity Securities – Subsequent Measurement”, equity securities are subsequently measured at fair value in the balance sheet, and unrealized holding gains and losses are included in earnings. However, equity securities without readily determinable fair values are measured by electing either a) at fair value and the change is recognized in earnings or b) measured at cost minus impairment plus/minus changes resulting from observable price changes for identical or similar investment of the same issuer, and the adjustment is recognized in earnings.

In Japan, equity securities are measured in accordance with their classification (trading securities, subsidiary and associates’ securities, available-for-sale securities). The trading securities are marked-to-market through earnings. Investments in subsidiaries and associates’ securities are carried in the balance sheet at cost. Available-for-sale securities are marked-to- market with changes are recognized through equity and losses may be recognized through earnings. The securities for which the market price is not available are carried at cost. Investment in subsidiary and associates’ securities as well as available-for-sale securities are subject to impairment accounting.

(11)	Pensions

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, net pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required for the accounting of unrecognized prior year service costs and actuarial gains or losses; however, the corridor approach is not allowed.

(12)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(13)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

(14)	Leases (lessee’s accounting)

Under U.S. GAAP, a right to use asset and a lease liability are required to be recognized at the commencement of the lease for all leases on adoption of ASC Topic 842 - “Leases” and a single lease cost is recognized, which is calculated such that the cost of the operating lease is allocated over the lease term on a generally straight line basis.

In Japan, lease contracts are classified as finance lease and operating lease, and for a finance lease, lease assets and lease liability are recognized. In addition, finance lease is accounted for in the same way as buy/ sell transaction, and operating lease transactions are accounted for in the same way as rental transaction.

(15)	Allowance for expected credit losses

Under U.S. GAAP, as per ASC Topic 326- Financial Instruments – Credit Losses, the allowance for lifetime expected credit losses on financial receivables are to be computed after considering the past and current available information, which would reflect current estimation of all expected credit losses. An entity is required to measure expected credit losses of financial assets on a collective (pool) basis when similar risk characteristic(s) exist. If an entity determines that a financial asset does not share risk characteristics with its other financial assets, the entity shall evaluate the financial asset for expected credit losses on an individual basis. If a financial asset is evaluated on an individual basis, an entity also should not include it in a collective evaluation. That is, financial assets should not be included in both collective assessments and individual assessments. These guidelines are applicable for the Group from April 1, 2020.

In Japan, general and specific reserves are established for loan losses deemed to be uncollectible by management. General reserve for normal receivables shall be estimated using reasonable criteria established in accordance with the condition of the receivables, such as the historical credit loss percentage, either by regarding all receivables as a whole, or by classifying the receivables into subclasses or similar receivables. Specific reserve applied to receivables that are individually identified as being uncollectible, are established based on a solvency analysis of each borrower.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, are fully consolidated on a line-by-line basis. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity.

Under Japanese accounting principles, jointly controlled entities are treated as affiliate and accounted for using equity method accounting, when they meet certain requirement, and there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

Under Japanese accounting principles, on acquisition of control in investee company, which was earlier accounted as an equity affiliate, investment in equity affiliate needs to be re-measured at fair value on acquisition date with resulting gain/loss accounted through profit and loss account.

(2)	Sale of stake in subsidiary company

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement.

Under Japanese accounting principles, when the parent’s control over a subsidiary continues, the difference between the amount of parent’s share in the subsidiary pertaining to partial disposition and the sales proceeds is reflected in capital surplus, and not recognized in the income statement.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the Reserve Bank of India guidelines require the profit/premium arising from securitization to be amortized over the life of the transaction based on the method prescribed in the guidelines.

In accordance with Reserve Bank of India guidelines, in case of non-performing loans, which are past due for more than 60 days, sold to securitization company/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the loan is sold.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if de-recognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortized over the vesting period.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognized directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortized cost. The available for sale and held for trading securities are valued scrip-wise and depreciation/appreciation, except for securities acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealized, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of loan conversion is fully provided for. Non-performing investments are identified and provided for based on the Reserve Bank of India guidelines. The unrealized gains and losses of the Bank’s consolidated venture capital investments are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(8)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and non-performing assets in accordance with guidelines issued by the Reserve Bank of India. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per extant guidelines issued by the Reserve Bank of India, are classified as non-performing assets to the extent of amount outstanding in the host country. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. In accordance with the Reserve Bank of India guidelines post outbreak of Covid-19, the moratorium period, wherever granted, is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. The moratorium granted to the borrowers is not accounted as restructuring of loan.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. For loans and advances booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing assets based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are non-performing assets as per the extant Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Provision on homogeneous retail loans and advances, subject to minimum provisioning requirements of Reserve Bank of India, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of non-retail loans reported as fraud to the Reserve Bank of India and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or wilful defaulters, the Bank makes accelerated provisions as per extant guidelines issued by the Reserve Bank of India.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including Reserve Bank of India direction for provision on accounts referred to National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the maximum regulatory requirements.

Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made by the Bank in accordance with the applicable Reserve Bank of India guidelines. Non-performing and restructured loans are upgraded to standard as per the extant Reserve Bank of India guidelines.

Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the Reserve Bank of India guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per large exposure framework of Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement.

The Bank makes floating provision as per the Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized with the approval of Board and Reserve Bank of India.

The Bank makes additional provisions as per Reserve Bank of India guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the Reserve Bank of India, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank makes general provision on loans, where moratorium was granted, at rates equal or higher than requirements stipulated by the Reserve Bank of India.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(9)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis and not marked to market unless their underlying transaction is marked to market.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(10)	Deferred tax

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets.

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(11)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities is accounted for as goodwill.

(12)	Revenue recognition

Under Indian GAAP, interest income is recognized in the profit and loss account as it accrues, including for cases where moratorium has been extended for payments of principal and/or interest as per Reserve Bank of India guideline dated March 27, 2020, except in the case of non-performing assets where it is recognized upon realization, as per the income recognition and asset classification norms of the Reserve Bank of India.

Under Japanese accounting principles, revenue related to the sales of goods or rendering of services should be recognized in accordance with the realization principle.

(13)	Property, Plant and Equipment

Non-banking assets acquired in satisfaction of claims are valued on acquisition at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant Reserve Bank of India guidelines or specific directions of the Reverse Bank of India.

There is no accounting principle ruling for assets acquired in satisfaction of claims under Japanese accounting principles.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2020 filed on September 30, 2020

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

Table of Contents

Item

1.	FORM 6-K dated December 25, 2020
2.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 25, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 25, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager